UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04006160

January 15, 2004

Robert E. Healing
Corporate Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-15-2004

Re: General Electric Company
Incoming letter dated December 16, 2003

Dear Mr. Healing:

This is in response to your letter dated December 16, 2003 concerning the shareholder proposal submitted to GE by Susan Strauss. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Enclosures

cc: Susan Strauss
20 School Street
Salem, MA 01970

405-45

Robert E. Healing
Corporate Counsel

3135 Easton Turnpike
Fairfield, CT 06431
Phone: 203-373-2243
FAX: 203-373-3079
E-mail: robert.healing@corporate.ge.com

December 16, 2003

RECEIVED
2003 DEC 17 PM 4:05
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Special Counsel – Rule 14a-8

Re: No Action Letters

Dear Counsel:

We have today separately FEDEX'd to the Division of Corporation Finance four no action letters, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, requesting your concurrence that the Staff of the Securities and Exchange Commission will not recommend enforcement action if General Electric Company ("GE") omits from its proxy statement for its 2004 Annual Meeting proposals we have received from: Charles F. Collins and Patricia M. Brennan; Arthur A. Gavitt; Kevin D. Mahar; and Susan Strauss. We expect to submit a number of additional letters tomorrow and Thursday.

As with prior filings, I enclose herewith for the convenience of the Staff two additional sets of the four no action letters together with copies of the previous no action letters that we have cited as precedent. (The attachments are fairly voluminous so the letters are being sent in a number of FEDEX boxes. We enclose a copy of this letter in each box.)

This year we received 21 shareowner proposals, and currently expect to include several of them in our 2004 proxy statement. In order to meet printing and distribution requirements, we intend to finalize our proxy statement on or about February 20, 2004, and distribute it beginning on March 9, 2004. GE's Annual Meeting is scheduled to be held on April 28, 2004.

If you have any questions, please feel free to call me on (203) 373-2243.

Very truly yours,

Robert E. Healing

Robert E. Healing

1934 Act, Section 14(a)
Rule 14a-8(i)(7)

Robert E. Healing
Corporate Counsel

3135 Easton Turnpike
Fairfield, CT 06431
Phone: 203-373-2243
FAX: 203-373-3079
E-mail: robert.healing@corporate.ge.com

December 16, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549

Re: <u>Omission of Share Owner Proposal by Ms. Susan Strauss</u>

Gentlemen and Ladies:

This letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that General Electric Company ("GE" or the "Company") intends to omit from its proxy materials for its 2004 Annual Meeting the following resolution and its supporting statement (the "Proposal"), which it received from Ms. Susan Strauss (the "Proponent"):

> "Resolved: The shareowners request the Board of Directors to initiate a review and report the results of that review. This review will detail how General Electric can implement a plan to carry out the mission of the General Electric Trust Fund that is "to use the funds of the plan for the exclusive benefit of the participants in the plan" and still maintain an economically, conservatively sound GE Pension Plan Trust Fund.
>
> "This review is to include for transparency purposes:
>
> "1. Dates and amounts of the increases granted from 1987 (the last year GE contributed to the GE Pension Plan Trust) to the present for all retired Executive Officers.
>
> "2. Dates and amounts of the increases in the Supplementary Pension Plan benefits granted from 1987 to the present for all retired Executive Officers.

"3. Dates and amounts of the increases in the Excess Benefit Plan granted from 1987 to the present for all retired Executive Officers.

"This review should include a comparison both of the benefits and increase paid retired Executive Officers from 1987 until present along side the average benefits and increases received by the average General Electric pensioner."

A copy of the Proposal is enclosed as Exhibit A.

Ms. Strauss submitted nearly the identical proposal to GE for its 1998 proxy statement (the "1998 Proposal"). Significantly, the Staff concurred that the 1998 Proposal could be excluded under Rule 14a-8(i)(7) under the Exchange Act. See General Electric Company (Jan. 27, 1998), a copy of which is enclosed as Exhibit B.

The nearly identical 1998 Proposal reads as follows:

"Resolved: The shareowners request the Board of Directors to initiate a review and report the results of that review to the share owners. This review will detail how General Electric can implement a plan to carry out the mission of the General Electric Pension Plan Trust Fund -- that is "to use the funds of the plan for the exclusive benefit of the participants in the plan" and still maintain an economically, conservatively sound GE Pension Plan Trust Fund.

"This review is to include:

"1. What increases were granted, dates, and amounts, since 1987 the last year GE contributed to the GE Pension Plan Trust Fund, to retired Executive Officers in their Pension Plan benefits.

"2. What increases were granted, dates, and amounts since 1987 to retired Executive Officers in their Supplementary Pension Plan benefits.

"3. What increases were granted, dates, and amounts, since 1987 to retired Executive Officers in their Excess Benefit Plan.

"This review should include a comparison of the retired Executive Officers' benefits paid, and increases received from 1987 until present to the average benefits paid and increases received from the average General Electric pensioner."

It is GE's opinion that, just as was the case with the 1998 Proposal, the instant Proposal is excludable pursuant to Rule 14a-8(i)(7) because it relates to the ordinary business operations of the Company.

The Proposal Relates to the Ordinary Business Operations of GE.

Rule 14a-8(i)(7) states that a company may omit a share owner proposal if it "deals with a matter relating to the company's ordinary business operations." As discussed below, the Staff has consistently concurred that proposals addressing the fundamental, day-to-day functions of a company relate to such company's ordinary business operations and may, therefore, be omitted under Rule 14a-8(i)(7). As noted above, the Staff has previously concurred that the same Proponent's nearly identical 1998 Proposal could be excluded under Rule 14a-8(i)(7). The Staff continues to adhere to the same positions that led it to permit the Company to exclude the 1998 Proposal, and therefore the instant Proposal likewise is excludable under Rule 14a-8(i)(7).

The Staff in recent years has repeatedly stated that proposals regarding employee retirement, health, and other benefits may be properly omitted from the company's proxy materials under Rule 14a-8(i)(7) on the ground that they are matters relating to the conduct of ordinary business operations. For example, in General Electric Company (Jan. 9, 2003), the Staff concurred that a proposal to "treat all pensioners equally" could be omitted as "relating to [the Company's] ordinary business operations (i.e., general employee benefits)." Similarly, in General Electric Company (Jan. 22, 2002), the Staff concurred that a proposal requesting an annual inflation adjustment based on the same percentage formula used to calculate Social Security benefits dealt with the size and administration of pension benefits, a matter relating to the conduct of GE's ordinary business operations – i.e., employee benefits. Similarly, in Phillip Morris Companies (Jan. 23, 2002), the Staff concurred that a proposal requesting the company to retroactively remove reductions to retiree pensions for employees who are involuntarily separated from the company for performance-related reasons and were 40 years of age or greater could be excluded as relating to Phillip Morris's ordinary business operations. Finally, as noted above, the Staff has also concurred in the exclusion of Ms. Strauss' nearly identical 1998 Proposal dealing with the GE Pension Trust Fund. See General Electric Company (Jan. 27, 1998). See also, e.g., Honeywell International Inc. (Sept. 28, 2001) (proposal to remove reductions to retiree pension excludable because it relates to employee benefits); International Business Machines Corp. (Jan. 2, 2001) (proposal to provide a Medicare supplemental insurance policy for retirees on Medicare excludable as relating to employee benefits).

Like the 1998 Proposal, the instant Proposal includes references to "executive officers," perhaps in an attempt to transform the excludable pension plan proposal into a non-excludable executive compensation proposal. In concurring that the 1998 Proposal was excludable, the Staff agreed that requiring a report on pension benefits of executive officers should not overcome the broad exclusion of proposals that expressly concern the administration of a pension plan and related trust fund. See General Electric Company (Jan. 27, 1998). Furthermore, like the 1998 Proposal, the Proposal includes components relating to general employee compensation, as it would also require a comparison to "the average benefits and increases received by the average General Electric pensioner."

The Staff continues to permit companies to exclude as "ordinary business" other proposals focusing on the administration of pension plans and other compensation matters despite references to executive compensation. See, e.g., Hilton Hotels Corp. (Mar. 14, 2003) (proposal urging the board to provide an accounting of all executive retirement benefits, including a comparison to general employee benefits, excludable as "ordinary business"); Ascential Software Corp. (Apr. 4, 2003) (proposal focusing on compensation of "top executives" and "key employees" excludable as "ordinary business); General Electric Company (Jan. 17, 2001) (proposal requesting the Company change its accounting methods to avoid use of funds from the GE Pension Trust to determine executive compensation is excludable as "ordinary business").

Accordingly, GE requests that the Staff concur that the Company may omit the Proposal from its proxy materials under Rule 14a-8(i)(7).

* * *

Five additional copies of this letter and the enclosures are enclosed pursuant to Rule 14a-8(j) under the Exchange Act. By copy of this letter, Ms. Strauss is being notified that GE does not intend to include the Proposal in its 2004 proxy materials.

We expect to file GE's definitive proxy materials with the Commission on or about March 9, 2004, the date on which GE currently expects to begin mailing the proxy materials to its share owners. In order to meet printing and distribution requirements, GE intends to start printing the proxy materials on or about February 20, 2004. GE's 2004 Annual Meeting is scheduled to be held on April 28, 2004. If you have any questions, please feel free to call me at (203) 373-2243.

Very truly yours,

Robert E Healing

Robert E. Healing

Enclosures

cc: Special Counsel -- Rule 14a-8 -- No-Action Letters
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549

Ms. Susan Strauss
20 School Street
Salem, MA 01970

November 10, 2003
To Benjamin W. Heineman, Jr. Secretary
General Electric Company
Fairfield Connecticut 06431

From: Susan Strauss
20 School St.
Salem Ma. 01970

Dear Mr. Heineman:

Please be advised that I, Susan Strauss or my designee, intend to present the following resolution at the 2003 General Electric Company's annual shareowners meeting.

Whereas, the General Electric Pension Plan Trust Fund is exclusively to be used for the benefit of the Trust's beneficiaries and;

Whereas, the General Electric has not contributed any funds into the GE Pension Trust Fund since 1987, while pension covered employees have mandatory deductions from their paychecks and;

Whereas, General Electric Executive Officers receive pension benefits from our GE Pension Trust Fund, the Supplementary Pension Plan, the Excess Benefit Plan and Social Security;

Resolved: The shareowners request the Board of Directors to initiate a review and report the results of that review. This review will detail how General Electric can implement a plan to carry out the mission of the General Electric Trust Fund that is " to use the funds of the plan for the exclusive benefit of the participants in the plan" and still maintain an economically, conservatively sound GE Pension Plan Trust Fund.

This review is to include for transparency purposes:

1. Dates and amounts of the increases granted from 1987 (the last year GE contributed to the GE Pension Plan Trust) to the present for all retired Executive Officers.

2. Dates and amounts of the increases in the Supplementary Pension Plan benefits granted from 1987 to the present for all retired Executive Officers.

3. Dates and amounts of the increases in the Excess Benefit Plan granted from 1987 to the present for all retired Executive Officers.

This review should include a comparison both of the benefits and increase paid retired Executive Officers from 1987 until present along side the average benefits and increases received by the average General Electric pensioner.

Susan Strauss
Social Security 096-38-0359
I am a GE shareowner for more than two years

(SEC No-Action Letter)

*1 **General Electric** Company
Publicly Available February 2, 1998

LETTER TO SEC

January 27, 1998

Office of Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Supplemental Information Regarding

Omission of Share Owner Proposal by Susan Strauss

Gentlemen and Ladies:

This letter is to provide additional information supporting the opinion of General Electric Company ("GE") that it may properly omit from its proxy statement for its 1998 Annual Meeting the following resolution and its supporting statement ("Proposal") which it received from Susan Strauss:

"RESOLVED: the shareowners request the Board of Directors to initiate a review and **report** the results of that review to the share owners. This review will detail how General Electric can implement a plan to carry out the mission of the General Electric **Pension** Plan **Trust** Fund - that is "to use the funds of the plan for the exclusive benefit of participants in the plan" and still maintain an economically, conservatively sound GE **Pension** Plan **Trust** Fund.

This review is to include:

1. What increases were granted, dates, and amounts, since 1987 the last year GE contributed to the GE **Pension** Plan **Trust** Fund, to retired Executive Officers in their Pension Plan benefits.
2. What increases were granted, dates, and amounts, since 1987 to retired Executive Officers in their Supplementary Pension Plan benefits.
3. What increases, dates, and amounts, since 1987 that were granted to Executive Officers in their Excess Benefit Plan.

This review should include a comparison of the retired Executive Officers' benefits paid, and increases received from 1987 until present to the average benefits paid and increases received of the average General Electric pensioner."

A copy of the Proposal is attached to my December 17, 1997 letter setting forth GE's opinion that, notwithstanding the references in the Proposal to GE's retired Executive Officers, the Proposal is excludable pursuant to, among other SEC rules, Rule 14a-8(c)(7) because it relates to the ordinary business operations (i.e., employee retirement benefits).

I believe the following additional information may be helpful to you in understanding our view that the Proposal relates to the ordinary business operations of GE because none of the provisions of any of those plans even mentions Executive Officers, much less provides different treatment for them. Although not referred to in the Proposal, I should add that none of GE's non-employee directors are eligible to participate in any of those plans.

Thus, as stated in my December 17th letter, the references in the Proposal to retired Executive Officers do not in any way remove the substance of the Proposal from the ordinary business exclusion because, by their terms, the plans referred to in the Proposal all apply to much broader groups of employees as follows:

*2 1. as reported in GE's 1996 Annual **Report**, the GE Pension Plan covers about 137,000 employees, including substantially all GE employees in the United States, as well as 150,000 former employees with vested rights to future benefits, and 184,000 retirees and other beneficiaries receiving benefits;

2. the GE Excess Benefit Plan by its terms applies to all employees, surviving spouses, and beneficiaries of employees entitled to receive pension benefits under the GE Pension Plan, and pays the amounts that would be payable under the Pension Plan were it not for the limitations imposed by Section 415 of the Internal Revenue Code. Also, our records indicate that 75 retired employees in fact received benefits under the GE Excess Benefit Plan 1997, the vast majority of whom were below the Executive Officer level; and,

3. the GE Supplementary Pension Plan by its term applies to all employees in the executive or higher career band and who are participants in the GE Pension Plan. Although I do not know how many retirees are currently receiving benefits under this plan, there were, at the end of 1997, more than 2,500 GE employees in the executive or higher career band who could qualify for retirement benefits under this plan.

If you have any questions, please do not hesitate to call me at (203) 373- 2442.

Very truly yours,
Eliza W. Fraser

GENERAL ELECTRIC COMPANY

3135 Easton Turnpike

Fairfield, CT 06431

203 373-2442

ENCLOSURE

December 17, 1997

Office of Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N. W.

Washington, D. C. 20549

Re: Omission of Share Owner Proposal by Susan Strauss

Gentlemen and Ladies:

This letter is to inform you, pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934 ("Exchange Act"), that General Electric Company ("GE") intends to omit from its proxy statement for its 1998 Annual Meeting the following resolution and its supporting statement ("Proposal") which it received from Susan Strauss:

"RESOLVED: the shareowners request the Board of Directors to initiate a review and **report** the results of that review to the share owners. This review will detail how General Electric can implement a plan to carry out the mission of the General Electric **Pension** Plan **Trust** Fund - that is "to use the funds of the plan for the exclusive benefit of participants in the plan" and still maintain an economically, conservatively sound GE **Pension** Plan **Trust** Fund.

This review is to include:

1. What increases were granted, dates, and amounts, since 1987 the last year GE contributed to the GE **Pension** Plan **Trust** Fund, to retired Executive Officers in their Pension Plan benefits.

2. What increases were granted, dates, and amounts, since 1987 to retired Executive Officers in their Supplementary Pension Plan benefits.

3. What increases, dates, and amounts, since 1987 that were granted to Executive Officers in their Excess Benefit Plan.

***3** This review should include a comparison of the retired Executive Officers' benefits paid, and increases received from 1987 until present to the average benefits paid and increases received of the average General Electric pensioner."

A copy of the Proposal is attached.

It is GE's opinion that the Proposal is excludable pursuant to (i) Rule 14a-8(c)(7) because it relates to the ordinary business operations (retirement benefits; disclosure; Points I and II, below) of GE; and (ii) Rule 14a- 8(c)(3) because it is vague and misleading (Point III, below).

I. The Proposal Deals With Retirement Benefits, Which Relate To The Conduct of GE's Ordinary Business.

a. Ordinary Business. Rule 14a-8(c)(7) states that a proposal may be omitted from a proxy statement if it "deals with a matter relating to the conduct of the ordinary business operations of the registrant". The Staff of the Division of Corporation Finance ("Staff") in recent years has repeatedly held that proposals regarding employee retirement, health, and other benefits may be properly be omitted from a company's proxy materials on the ground that they are matters relating to the conduct of ordinary business operations. For example, in SBC Communications, Inc. (January 3, 1997), the Staff concurred in the company's request to omit proposals to establish a pension overview committee, and limit pension payments, because they were "directed at matters relating to the conduct of the company's ordinary business operations (i.e., employee benefits)." Also, in Cincinnati Financial Corporation (January 17, 1996) (retirement benefits); Marsh & McLennan Companies, Inc. (January 4, 1996) (retirement benefits); and International Business Machines Corporation (December 28, 1995) (retirement benefits), the Staff permitted exclusions under Rule 14a-8(c)(7), interpreting the subject matter of the proposals as falling within the definition of the ordinary business operations.

In 1997, 1993 and 1992, the Staff permitted proposals relating to GE's retirement benefits to be excluded under Rule 14a-8(c)(7) because the proposals dealt with a matter relating to the conduct of the ordinary business operations of the registrant (i.e., general compensation issues). See General Electric Company (January 28, 1997); General Electric Company (February 10, 1993); and General Electric Company (February 13, 1992).

b. Review and **Report** Irrelevant. The fact that the Proposal calls for a review and **report** on the matters noted does not remove it from being excludable under Rule 14a-8(c)(7). In Release No. 34-20091 (August 16, 1983), the Securities and Exchange Commission indicated that where a proposal requests a registrant to prepare a **report** on or form a special committee to study a segment of its business, the reviewers would "consider whether the subject matter of the special **report** or committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a- 8(c)(7)."

***4** c. Executive Compensation References Irrelevant. Ms. Strauss appears to seek to transform an excludable pension-related proposal into an executive compensation proposal, by including in the Proposal a required **report** on benefits paid since 1987 to retired executive officers. Requiring a **report** on pension benefits of retired executive officers should not, however, overcome the broad exclusion of proposals, like Ms. Strauss', that expressly concern the administration of the Pension Plan and its related Trust Fund (collectively, the "Plan") for the benefit of all pensioners.

The Staff has on several occasions permitted the exclusion of proposals linking excludable subject matters to executive compensation. For example, in FPL Group, Inc. (February 3, 1997), the Staff concurred in the exclusion of a proposal mandating certain restrictions on compensation paid to middle and executive management, because it dealt with general compensation matters, notwithstanding the inclusion of executive compensation as an element of the proposal. Similarly, Ms. Strauss' proposal expressly deals with benefits for all "participants in the plan." Also, in Dominion Resources, Inc. (October 7, 1997), the Staff concurred in the exclusion of a proposal requiring additional disclosure of management compensation. The Staff viewed the proposal as focused on disclosure, rather than executive compensation, and therefore excludable based on Rule 14a-8(c)(7). Similarly, Ms. Strauss' proposal clearly seeks increased disclosure (a **report** to share owners) with respect to pensions of retired executives. (See also, Point II, below). Finally, in Delmarva Power & Light Company (February 12, 1996), the Staff permitted the exclusion of a proposal tying executive compensation to specified dividend increases. There, the Staff found that the proposal related to a specific amount of dividends, and was excludable under Rule 14a-8(c)(13), notwithstanding the proposed linking of dividends and executive compensation.

Ms. Strauss' proposal clearly seeks share owner action on the administration of pension benefits, a matter which has repeatedly been deemed by the Staff to relate to the conduct of ordinary business of a company. It is GE's opinion that proposals regarding such matters are excludable under Rule 14a-8(c)(7). GE therefore respectfully requests the concurrence of the Staff in GE's determination to omit Ms. Strauss' proposal from its 1998 proxy statement.

II. The Proposal Deals With The Disclosure of Executive Compensation, Which Relates To The Conduct of GE's Ordinary Business.

Ms. Strauss' proposal calls for a **report** to share owners on pension administration in general and increases in retirement benefits to retired executive officers of GE since 1987, in particular. The Staff has found that proposals calling for additional disclosure of executive compensation, beyond that required by Item 402 of Regulation S-K, are excludable pursuant to Rule 14a-8(c)(7) because disclosure of executive compensation is an element of the ordinary business of reporting companies. For example, in Dominion Resources, Inc. (October 7, 1997), the Staff concurred in the exclusion of a proposal requiring additional disclosure of management compensation. The Staff viewed the proposal as focused on disclosure, rather than executive compensation, and therefore excludable based on Rule 14a-8(c)(7). Similarly, Ms. Strauss' proposal appears to be seeking increased disclosure (a **report** to share owners) with respect to pensions of retired executives.

***5** Two additional prior letters also set forth the Staff's view that disclosure of executive compensation is considered a matter of ordinary business. In Southwest Gas Corporation (available May 6, 1996), the Staff concurred in the exclusion of shareholder proposals seeking, like Ms. Strauss' proposal, to include in disclosure a comparison of executive to non-executive compensation, among other changes in or additions to the issuer's disclosure of executive compensation. The Staff expressed its view that disclosure of executive compensation is a matter of the ordinary business of public companies. In Long Island Lighting Company (available February 22, 1996), the Staff concurred in the exclusion of a similar proposal for the same reason.

Pursuant to Item 402(f) of Regulation S-K, GE's disclosure in its proxy statement includes a table of pension benefits payable in specified compensation and years-of-service classifications, as well as separate disclosure on pension benefits payable to specified executive officers. Ms. Strauss' proposal requires additional reporting to share owners of certain matters relating to the Plan, going beyond the disclosures required by SEC rules.

Accounting rules applicable to public companies like GE, moreover, dictate the annual reporting of pension funding matters in the notes to the audited financial statements. For example, Note 6 to GE's 1996 audited financial statements provides the information required by Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions." Under ERISA requirements, finally, GE **reports** on Form 5500 the annual experience of the Plan. Like the proxy statement disclosure of pension benefits and the notes to the financial statements, the ERISA Form 5500 is a publicly available document.

The Proposal seeks to increase this already copious required disclosure. GE believes that disclosure is a matter of ordinary business of public companies. GE therefore respectfully requests the concurrence of the Staff in the exclusion of the Proposal from GE's 1998 proxy statement.

III. The Proposal is Misleading.

The Proposal requires GE's Board of Directors to **report** on "how General Electric can implement a plan to carry out the mission" of the Plan. The Proposal therefore can only be read as assuming without stating that the mission of the Plan is not currently being carried out. The Proposal, moreover, does not indicate the basis for its unstated assumption that the mission of the Plan is not being carried out.

GE takes exception to this suggestion and believes that it is materially misleading. The terms of the Plan are embodied in a plan document adopted by the Board of Directors, which specifies fixed benefits payable to participants and their beneficiaries. All such benefits have, in fact, been provided. Thus, the Plan has been operated consistent with its mission.

For the foregoing reason, it is GE's opinion that the Proposal is misleading and should be excluded from GE's 1998 proxy statement in reliance on Rule 14a-8(c)(3).

* * *

*6 Five additional copies of this letter and the attachments are enclosed pursuant to Rule 14a-8(d) under the Exchange Act. By copy of this letter, Ms. Strauss is being notified that GE does not intend to include the proposal in the proxy statement.

We expect to file GE's definitive proxy material with the Securities and Exchange Commission on or about March 13, 1998, the date on which GE currently expects to begin mailing the proxy statement to its share owners. In order to meet printing and distribution requirements, GE intends to start printing the proxy statement on or about February 27, 1998. GE's Annual Meeting is scheduled to be held on April 22, 1998.

If you have any questions, please do not hesitate to call me at (203) 373- 2442.

Very truly yours,
Eliza W. Fraser

ENCLOSURE

November 12, 1997

To: Benjamin W. Heineman, Jr. Secrertary

General Electric Company

Fairfield, Connecticut 06431

From: Susan Strauss

29 School St.

Salem MA. 01970

Dear Mr. Heineman:
Please be advised that I, Susan Strauss, intend to present the following resolution at the 1998 General Electric Company's annual share owners meeting.

Whereas, the General Electric **Pension** Plan **Trust** Fund is exclusively to be used for the benefit of the Trust's beneficiaries and;

Whereas, the General Electric **Pension** Plan **Trust** Fund as of December 31, 1995 Fund is overfunded by more than 10 billion dollars (the last year figures are available) and;

Whereas, the General Electric Company has not contributed any money into the GE **Pension Trust** Fund sonce 1987, while pension covered employees have mandatory deductions from their paychecks and;

Whereas, the U.S. government's Social Security Administration has increased the age for full social security benefits, thus lowering the amount of benefits available at age 62 and;

Whereas, the Executive Officers receive pension benefits from our GE **Pension** Plan **Trust** Fund, the Supplementary Pension Plan, the Excess Benefit Plan, and Social Security;

Resolved: The shareownes request the Board of Directors to initiate a review and **report** the results of that review to the share owners. This review will detail how General Electric can implement a plan to carry out the mission of the General Electric **Pension** Plan **Trust** Fund-- that is "to use the funds of the plan for the exclusive benefit of participants in the plan" and still maintain an economically, conservatively sound GE **Pension** Plan **Trust** Fund.

This review is to include:

1. What increases were granted, dates, and amounts, since 1987 the last year GE contributed to the GE **Pension** Plan **Trust** Fund, to retired Executive Officers in their Pension Plan benefits.
2. What increases were granted, dates, and amounts, since 1987 to retired Executive Officers in their Supplementary Pension Plan benefits.
3. What increases, dates, and amounts, since 1987 that were granted to Executive Offices in their Excess Benefit Plan.

*7 This review should include a comparison of the retired Executive Officers' benefits paid, and increases received from 1987 until present to the average benefits paid and increases received of the average General Electric pensioner.

ENCLOSURE

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17CFR 240.14a-8], as with other matters under proxy rules, is to aid those who must comply with the rule offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a partclular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy material, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(d) does not specifically provide for any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action reponses to Rule 14a-8(d) submissions reflect only informal views. The determinations reached in these no action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy material. Accordingly, a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material. The Commission staff's role in the shareholder process is explained further in this statement of the Division's Informal Procedures for Shareholder Proposals.

SEC LETTER

1934 Act / s -- / Rule 14A-8

February 2, 1998

Publicly Available February 2, 1998

Re: General Electric Company (the "Company")

Incoming letters dated December 17, 1997 and January 27, 1998

The proposal requests the board to initiate a review, and **report** on the results of that review, of the Company's pension plan.

There appears to be some basis for your view that the proposal may be excluded from the Company's proxy materials under Rule 14a-8(c)(7). In this regard, the staff notes that the proposal is directed at matters relating to the conduct of the Company's ordinary business operations (i.e., employee benefits). Accordingly, the Division will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials in reliance on Rule 14a-8(c)(7).

*8 Sincerely,

Sanjay M. Shirodkar

Attorney-Advisor

Securities and Exchange Commission (S.E.C.)

1998 WL 56549 (S.E.C. No - Action Letter)

END OF DOCUMENT

2003 SEC No-Act. LEXIS 535

Securities Exchange Act of 1934 -- Rule 14a-8(i)(7)

April 4, 2003

CORE TERMS: stockholder, stock, salary, board of directors, stock price, firm, shareholder, ordinary business, trading, bonuses, top, staff, transition, annual meeting, senior, unilaterally, trailing, binding, bonus, state law, key employees, stock prices, key employee, issuance, implemented, authorizes, exercise price, formula, modification, failure

[*1] **Ascential Software** Corporation

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 4, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: **Ascential Software** Corporation
Incoming letter dated February 4, 2003

The proposals relate to: (i) cutting base salaries for top executives in half; (ii) tying executive bonuses to the company achieving certain financial results; (iii) forbidding the repricing of existing options or replacing them with options at lower prices; (iv) replacing existing options at prices lower than that on July 3, 2001 with options at the opening Bid price on that date; (v) issuing future options to "key employees" based on certain criteria; (vi) restricting the issuance of options to "key employees" during certain periods; and (vii) setting terms for the issuance of options to "key employees."

There appears to be some basis for your view that Ascential may exclude the proposals under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., general compensation matters). Accordingly, we will not recommend enforcement action to the Commission if Ascential omits the proposals from its proxy [*2] materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Ascential relies.

Sincerely,

Gail A. Pierce
Attorney-Advisor

INQUIRY-1: HALE AND DORR LLP
COUNSELORS AT LAW

haledorr.com

60 STATE STREET
BOSTON, MA 02109
617-526-6000
FAX 617-526-5000

617-526-6439
philip.rossetti£haledorr.com

February 4, 2003

BY FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 25049

Re: **Ascential Software** Corporation
Omission of Shareholder Proposals of Mr. William Peterseim

Dear Sir or Madam:

This letter is being submitted by Hale and Dorr LLP on behalf of **Ascential Software** Corporation ("Ascential" or the "Company"), in connection with the stockholder proposals submitted by William Peterseim, which are attached as Exhibit A to this letter (the "Proposals"). Mr. Peterseim is seeking to have the Proposals included in the Company's proxy statement and related materials for Ascential's 2003 annual meeting of stockholders (the "2003 Proxy Materials"). Pursuant to Rule 14a-8(j) of the Securities Exchange [*3] Act of 1934, as amended (the "Exchange Act"), we are submitting six copies of:

. this letter, including an opinion of counsel as contemplated by Rule 14a-8(j)(2)(iii) in Sections I and II; and

. the Proposals.

A copy of this submission is being furnished simultaneously to Mr. Peterseim.

For the reasons set forth below, Ascential believes that the Proposals may be properly excluded from the 2003 Proxy Materials pursuant to Rule 14a-8 of the Exchange Act. On behalf of the Company, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission"):

. concur in Ascential's view that the Proposals are excludable under the following provisions of the Exchange Act:

. Rule 14a-8(i)(1) -- not proper subject matter under Delaware law;

. Rule 14a-8(i)(2) -- violation of state law;

. Rule 14a-8(i)(6) -- absence of powers/authority; and

. Rule 14a-8(i)(7) -- ordinary business; and

. confirm that the Staff will not recommend any enforcement action against the Company if the Company omits the Proposals from the 2003 Proxy Materials.

Eligibility [*4] and Procedural Deficiencies

The Company believes that the Proposals violate a number of eligibility and procedural requirements under Rule 14a-8. Mr. Peterseim submitted more than one proposal in violation of Rule 14a-8(c) and far exceeded the 500 word limit in violation of Rule 14a-8(d). Furthermore, it is unclear whether Mr. Peterseim continuously held at least $2,000 in market value, or 1%, of the Company's securities for at least one year prior to submitting the Proposals, and if he intends to continue to hold the securities through the date of the 2003 annual meeting (both as required pursuant to Rule 14a-8(b)). The transfer agent, who was contacted on behalf of the Company, has no record of Mr. Peterseim as a stockholder and, therefore, the Company is unable to determine if he holds the requisite securities ownership. The Company did not notify Mr. Peterseim of the procedural deficiencies of his Proposals.

I. Exclusion of the Proposals Pursuant to Rule 14a-8(i)(1)

Rule 14a-8(i)(1) allows a company to exclude a shareholder proposal that is not a proper subject for action by the shareholders under the laws of the jurisdiction of the company's organization. The [*5] Proposals would require action that, under Delaware law, falls within the "sole authority" of Ascential's board of directors and, therefore, the Company believes that the Proposals may be excluded under Rule 14a-8(i)(1).

Section 141(a) of the Delaware General Corporate Law ("DGCL") states that the "business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." Section 122(5) of the DGCL authorizes corporations to provide their officers with suitable compensation. Additionally, Section 122(15) of the DGCL authorizes corporations to establish and carry out stock option plans for directors, officers and employees. These powers are generally within the sole authority of a corporation's board, and the exercise of these powers is protected by the presumption of the business judgment rule. See *In re Walt Disney Co. Derivative Litigation, 731 A.2d 342, 362 (Del. Ch. 1998),* rev'd on other grounds, *746 A.2d 244 (Del. 2000)* (stating that "in the absence of fraud, this [*6] court's deference to directors' business judgment is particularly broad in matters of executive compensation"); *Haber v. Bell, 465 A.2d 353, 359 (Del. Ch. 1983)* (stating that "generally directors have the sole authority to determine compensation levels and this determination is protected by the presumption of the business judgment rule (emphasis added)"). Furthermore, Section 157 of the DGCL authorizes a corporation to create, issue and establish the terms of stock options, and Section 161 of the DGCL authorizes a corporation's board to issue additional shares of the corporation's capital stock to satisfy the exercise of stock options.

The Commission has permitted the exclusion of shareholder proposals that direct a company's board to take certain actions inconsistent with the discretionary authority provided to the board under state law. See Phillips Petroleum Co. (Quintas) (March 13, 2002) (allowing the exclusion of a proposal under Rule 14a-8(i)(1) that proposed an increase in executives' salaries of three percent per year as an improper subject under Delaware law); El Paso Energy Corp. (March 9, 2001) (allowing the exclusion of a proposal [*7] pursuant to Rule 14a-8(i)(1) that required the cancellation of the company's restricted stock grant program as an improper subject under Delaware law); 3D Systems Corp. (April 6, 1999) (allowing the exclusion of a proposal under Rule 14a-8(i)(1) that intruded on the exclusive authority of the board by prohibiting the awarding of an incentive plan to executive officers unless the company's stock value increased); SBC Communications, Inc. (January 11, 1999) (allowing the exclusion of a proposal under Rule 14a-8(i)(1) that mandated the abolition of all stock options); see also *In re Walt Disney Co. Derivative Litigation, 731 A.2d at 362; Haber, 465 A.2d at 359.*

Mr. Peterseim submitted at least seven Proposals, which, among other things, (i) require that the base salaries for all top executives be cut in half as long as the Company's stock price remains below a certain historical level, (ii) require a change to the bonus award criteria for any bonuses based upon an increase in the trading price over the prior year's trading price, (iii) forbid the repricing or replacement of any existing options, (iv) require the repricing [*8] of any options with exercise prices below acertain historical trading price to exercise prices equal to such historical trading price, (v) set all future options based on a specified formula tying the exercise price to the lower of a current average trading price and a historical trading price, (vi) prohibit the issuance of new options to any key employee within certain time parameters, and (vii) restrict the dollar value of new options granted to key employees.

To implement the Proposals, the Company's compensation committee and board of directors would be forced to approve new compensation terms and amend existing compensation packages and option programs, regardless of whether the compensation committee or the board of directors concludes that such action is appropriate or in the Company's best interest. If adopted, the Proposals would limit the ability of the Company's board of directors to exercise its business judgment as it pertains to matters of employee compensation by restricting the board's discretion with respect to setting base salaries, bonuses and stock-based compensation. Thus, by denying the board of directors its statutory authority and responsibility to manage Ascential's [*9] business and affairs, including compensation to be paid to Ascential's employees and officers, implementation of the Proposals would violate Delaware law. The board of directors has been given exclusive discretion to make these types of decisions under Delaware law, and no statutory provision authorizes the stockholders to determine these types of company policies.

Additionally, the note to Rule 14a-8(i)(1) provides that "depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law." Furthermore, the Staff of the Commission has stated that "proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under Rule 14a-8(i)(1)." See Staff Legal Bulletin No. 14 (July 13, 2001). The Proposals are not drafted as recommendations or requests to the Company's board of directors. Instead, the Proposals provide that "the board of directors shall not have the authority [*10] to override these proposals once approved by vote of the stockholders by proxy or at the Annual Meeting." Thus, Ascential believes the Proposals may be excluded because they would be binding on the board of directors and, therefore, improper under state law.

We believe the Proposals, which would be binding on the board if implemented, relate to compensation matters for which only the board of directors has the "sole authority" to review, evaluate and decide under Delaware law. Accordingly, it is our opinion that the Proposals are not proper for shareholder action under Delaware law and, therefore, may be excluded pursuant to Rule 14a-8(i)(1).

II. Exclusion of the Proposals Pursuant to Rule 14a-8(i)(2)

Rule 14a-8(i)(2) permits a company to exclude a proposal that could, if implemented, cause the company to violate a law to which it is subject.

The Proposals, if implemented, would require Ascential to violate Delaware law and, therefore, the Company believes the Proposals may be excluded under Rule 14a-8(i)(2). It is a generally accepted rule of law that unilaterally modifying or terminating a contract constitutes a breach of that contract. See Williston on Contracts §§ [*11] 1290, 1330, 1338, 1423, 1430 and annotations (3rd ed. 1968) (stating that a breach of contract is "a failure, without legal excuse, to perform any promise which forms part of [a] contract"). A unilateral elimination of benefits granted under a contract, such as an employment agreement, would constitute an actionable breach of contract. See Restatement (Second) Contracts § 1 (stating that "[a] contract is a promise or set of promises for the breach of which the law gives a remedy or the performance of which the law in some way recognizes a duty"); Annotation, Sufficiency of Notice or Modification in Terms of Compensation of At-Will Employee Who Continues Performance to Bind Employee, *69 A.L.R. 4th 1145, 1147 (1989)* (stating that "when an employee has been employed for a definite time under an express contract stipulating the payment of a stated compensation, the employer has no power arbitrarily to reduce that compensation during the term of employment"); *Sersun v. Morello, C.A. No. 1377-K, 1999 WL 350476,* at *2 (Del. Ch. Mar. 29, 1999) (stating that "when a contract is validly made, it cannot be modified without [*12] the consent of all parties and an exchange of consideration"); *Lowe v. Bennett, 1994 WL 750378,* at *3 (Del. Super. Dec. 29, 1994) (stating that "generally, no modification is valid without mutual consent and consideration"). Furthermore, in the absence of a legal excuse for one party's performance of a contract, that party is "obligated to perform the contract according to its terms, or upon its failure to do so, he is liable to the [other party] for the damages resulting therefrom." See *Wills v. Shockley, 157 A.2d 252, 253 (Del. Super. Ct. 1960).* Finally, in Delaware, the unilateral breach of a contract would violate state contract law. See *Egan & Sons Air Conditioning Co. v. General Motors Corp., 1988 WL 47314,*. at *11 (Del. Super. April 27, 1988) (stating that "in Delaware, the consent of both parties and some consideration are required to support a modification [to a contract]"); *De Cecchis v. Evers, 174 A.2d 463, 464 (Del. Super. 1961)* (stating that "[a] contract having been made, no modification of it could be brought about without the consent of both parties [*13] and without consideration"); see also *Duncan v. Theratx, Inc., 775 A.2d 1019, 1022 (Del. 2001)* (stating that under Delaware law the non-breaching party to a contract is entitled to recover expectation damages from the breaching party).

In the past, the Commission's Staff has not recommended enforcement action against companies that excluded shareholder proposals that could cause the company to breach existing compensation agreements or arrangements. See Liz Claiborne (March 18, 2002) (allowing the exclusion of a proposal that required shareholder approval of all existing and future executive officer severance pay agreements pursuant to Rule 14a-8(i)(2)); Phillips Petroleum Co. (Quintas) (March 13, 2002) (allowing the exclusion of a proposal relating to an increase of three percent of the annual basic salary of the chairman and other officers pursuant to Rule 14a-8(i)(2)); BankAmerica Corp. (February 24, 1999) (allowing the exclusion of a proposal under Rule 14a-8(i)(2) that required the company to breach existing employment contracts); International Business Machine, Corp. (December 15, 1995) (allowing the exclusion under Rule 14a-8(i)(2) [*14] of a proposal seeking to reduce the compensation of three executive officers on the grounds that it would be illegal for the company to unilaterally modify existing contracts in connection with the proposal).

These Proposals, if passed, would require Ascential to cut in half the base salaries of all its top executives and change its criteria for awarding any bonuses to the criteria provided in the Proposals. This would require the Company to breach its obligations under numerous existing employment arrangements with its top executives, including, but not limited to, the Offer of Employment agreements and Amended and Restated Change of Control and Severance Agreements (the "Change of Control Agreements") of Messrs. Gyenes, Fiore, McBride and Semel (collectively, the "Employment Agreements"), by unilaterally altering or amending the terms of these binding Employment Agreements. For example, implementing the Proposals would unilaterally alter the compensation provisions agreed to in the Offer of Employment agreements with each of Messrs. Gyenes, Fiore, McBride and Semel. Mr. Gyenes's Offer of Employment, for instance, sets his annual base compensation, target bonus and retention bonus [*15] and grants him an option to purchase a certain amount of stock at a fixed exercise price and vesting schedule. Further, neither the Offer of Employment nor the Change of Control Agreements contain any provision allowing the Company to unilaterally reduce or revoke any of the benefits granted thereunder. Any such unilateral action by the Company, would constitute a breach under the applicable agreement.

Under Delaware law, Ascential may not unilaterally alter or eliminate benefits that certain employees are entitled to under their legal, binding and enforceable Employment Agreements with the Company. We believe the Proposals, which would be binding on the board if approved by the Company's stockholders, would force Ascential to violate state law by breaching its obligations to its employees under the terms of their Employment Agreements. Therefore, it is our opinion that the Proposals may be excluded from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(2) because, if implemented, the Proposals would cause the Company to breach its contractual arrangements with certain officers in violation of Delaware contract law.

In addition, Ascential believes that the Proposals may be excluded [*16] because they affect the business and affairs of the Company in violation of Article V, Section 1 of its Restated Certificate of Incorporation (the "Charter"), which states "the property, business and affairs of the Corporation, shall be managed by the Board of Directors." Also, Article III Section 1 of the Company's Restated Bylaws (the "Bylaws") states that "the property, business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors." Additionally, Article V, Section 12 of the Bylaws states that "the compensation of the officers shall be fixed from time to time by the Board of Directors . . . ." Because the Proposals conflict with these provisions by providing the stockholders with the authority to manage the business and affairs of the Company and establish the compensation of its officers, the adoption of the Proposals would cause the Company to violate its Charter and Bylaws and, therefore, violate Delaware law. Accordingly, Ascential believes the Proposals may be excluded from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(2) because, if implemented, the Proposals would cause the Company to breach its Charter and Bylaws in violation [*17] of Delaware law.

III. Exclusion of the Proposals Pursuant to Rule 14a-8(i)(6)

Under Rule 14a-8(i)(6), a proposal may be excluded if the company lacks the power or authority to implement the proposal.

The Proposals would require action that Ascential lacks the power and authority to implement and, therefore, the Company believes that the Proposals may be excluded under Rule 14a-8(i)(6). The Staff has permitted the exclusion of proposals that seek to have companies perform tasks that they do not have the contractual authority to perform. See Liz Claiborne, Inc. (March 18, 2002) (allowing a company to exclude a proposal under Rule 14a-8(i)(6) that required shareholder approval of executive severance pay); see also Sensar Corp. (May 14, 2001) (allowing the omission of a proposal pursuant to Rule 14a-8(i)(6) that would cause the company to breach its existing contractual obligations); Whitman Corp. (Feb. 15, 2000) (allowing the exclusion of a proposal under Rule 14a-8(i)(6) that would unilaterally rescind an existing agreement with another company); BankAmerica Corp. (Feb. 24, 1999) (allowing the exclusion pursuant to Rule 14a-8(i)(6) of a proposal seeking to [*18] rescind and reduce a company's employment benefits in violation of contracts).

The Proposals require that the compensation for all top executives be cut in half and that new criteria be used in awarding bonuses and other stock option compensation. Ascential is party, however, to the executive Employment Agreements described above including, but not limited to, Offer of Employment and Change of Control agreements with Messrs. Gyenes, Fiore, McBride and Semel. As discussed above, these Employment Agreements contain provisions concerning base salaries, bonuses and the criteria used for the grant of options and obligate the Company to honor those provisions. The material provisions of Ascential's Employment Agreements with Messrs. Gyenes, Fiore and McBride are described in Ascential's last proxy statement for Ascential's 2002 annual meeting of stockholders, filed with the Commission on April 30, 2002. Implementing the Proposals would require Ascential to breach numerous provisions of these agreements in violation of state law. Therefore, the Company lacks the power and authority to implement the Proposals.

The Proposals are also excludable under Rule 14a-8(i)(6) because they affect the [*19] business and affairs of the Company in violation of its Charter and Bylaws. Article V, Section 1 of the Charter and Article III, Section 1 of the Bylaws each provide that the property, business and affairs of the Company must be managed by the board of directors. Additionally, Article V, Section 12 of the Bylaws states that "the compensation of the officers shall be fixed from time to time by the Board of Directors . . . ." Because the Proposals violate these sections by handing over responsibility for the "business and affairs" of the Company to the shareholders, Ascential does not have the power or authority to implement the Proposals. Thus Ascential believes the Proposals may be excluded under Rule 14a-8(i)(6).

Because the Proposals would require the Company to breach its existing obligations under various employment agreements and act in contravention to its Charter and Bylaws, the Company cannot lawfully effectuate the Proposals. Therefore, Ascential respectfully submits that the Proposals may be excluded under Rule 14a-8(i)(6) because the Company does not have the power or authority to implement the Proposals.

IV. Exclusion of the Proposals Pursuant to Rule 14a-8(i)(7) [*20]

Rule 14a-8(i)(7) permits a company to exclude a proposal that deals with matters relating to the conduct of the company's "ordinary business." The purpose of Rule 14a-8(i)(7) is to allow companies to exclude stockholder proposals that deal with ordinary business on which stockholders, as a group, "would not be qualified to make an informed judgment, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." Release No. 34-12999 (November 22, 1976). In its Release accompanying the amendments to Rule 14a-8, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impractical for stockholder to decide how to resolve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998).

The Staff has previously stated that proposals relating solely to executive compensation are not considered matters within the "ordinary business operations" of a company and are not excludable under Rule 14a-8(i)(7). See Reebok International Limited (March 16, 1992) (stating that proposals relating to senior executive [*21] compensation can no longer be considered matters of ordinary business). The Commission, however, has determined that Rule 14a-8(i)(7) allows the exclusion of proposals relating to "general compensation issues," i.e. those not solely restricted to "senior executive compensation." See Phillips Petroleum Co. (Quintas) (March 13, 2002) (allowing the exclusion of a proposal under Rule 14a-8(i)(7) that references "the Chairman and other officer" because it was not clearly directed only at executive officer compensation); Lucent Technologies Inc. (Kearns) (November 6, 2001) (allowing the exclusion under Rule 14a-8(i)(7) of a proposal that provided for the reduction of the salaries of "ALL officers and directors" by 50%); Minnesota Mining and Manufacturing Co. (March 4, 1999) (allowing the exclusion of a proposal under Rule 14a-8(i)(7) that limited the yearly percentage increase of the top 40 executives' compensation because it related to ordinary business operations); Battle Mountain Gold Co., (February 13, 1992) (allowing the exclusion of a shareholder proposal under Rule 14a-8(i)(7) that related to either senior executive or other employee compensation unless the proposal [*22] was revised to address only senior executives).

Ascential believes the Proposals may be excluded because they address compensation policies and practices beyond executive compensation and thus qualify as "ordinary business" under Rule 14a-8(i)(7). The Proposals affect "any" bonus granted by the Company and forbid the repricing of "any" existing or new options. The Proposals also restrict the dollar value of new options granted to, and prohibit, with certain time parameters, the issuance of new options to, "key employees" as defined by the Company's Defined Benefit or Defined Contribution Retirement Plans. Because the term "key employee" is defined by the Company's plan, by reference to the Internal Revenue Code, as (i) an officer having an annual compensation of greater than $130,000, (ii) a 5% owner of the Company or (iii) a 1% owner of the Company having an annual compensation from the Company of more than $150,000, these Proposals would require the Company to limit option grants to employees who are not senior executives. Furthermore, since the Proposals require the "base salaries for all top executives be cut in half" yet do not define "top executives," they would require the [*23] Company to amend the compensation of employees beyond the Company's senior executives. These mandates are not limited solely to senior executives and would restrict the ability of the Company's board of directors to determine the types of compensation paid to employees of the Company generally. Since the Proposals extend beyond senior executives and affect "general compensation matters," Ascential believes that they may be excluded as ordinary business operations under Rule 14a-8(i)(7).

Conclusion

On behalf of **Ascential Software** Corporation, we hereby respectfully request that the Staff express its intention not to recommend enforcement action if the Proposals are excluded from the 2003 Proxy Materials for the reasons set forth above. If the Staff disagrees with the Company's conclusions regarding the omission of the Proposals or if any additional submissions are desired in support of the Company's position, we would appreciate an opportunity to speak with you by telephone.

If you have any questions or require additional information, please telephone the undersigned at 617-526-6439.

Very truly yours,

Philip P. Rossetti

ATTACHMENT

STOCKHOLDER PROPOSALS

FOR [*24]

ASCENTIAL SOFTWARE CORPORATION

2003 ANNUAL MEETING

Submitted 6/4/2002 by

William Peterseim, Certified Financial Planner, Investment Advisor and Trustee

Peterseim Family Trust

Corporate Officers' compensation is all too often "excessive" when measured against the performance they deliver to the company and to the stockholders who own that firm. This is because compensation tends to bear little relation to actual results.

Small business owners are directly in tune with the reality of the marketplace and, for the most part, their compensation is directly impacted by their success or failure in their given market. It makes little sense for the corporate officer to be shielded from the reality of the results of his or her decision making. Therefore, it is proposed to make the officers who accept positions of leadership in this company more directly accountable for the results of their actions. The concept of paying large compensation for time expended, whether it produced any measurable benefit or not, is one stockholders can no longer afford. To reward mediocrity with bonuses and stock options is offensive at best to the stockholders who have invested significant savings into [*25] this or any company, trusting the managing executives to deliver at least respectable performance that can translate to improved stock prices.

This proposal intends to correct some abuses it is felt exist in the current compensation system and to head off other potential abuses that exist within the corporate compensation structure in many firms.

Since leadership structured, as a positive plan for the company, the sale and spin off of much of Informix to IBM, their bonus and options should be linked to that major move an its impact on the firms subsequent performance. It is clear to any stockholder that the move has failed to enhance value, as measured by stock prices. On July 3rd of 2001, the sale and name change of the corporation took place. At the time, the stock was trading at approximately 5.25/share. Today,

11 months later, the stock is struggling to hold 3.00, a decline of 43% for a company which has held as much as a billion dollars cash for much of the 11 months, excepting for the two acquisitions.

These acquisitions were intended to enhance Ascential's market position. While this may come about, little evidence can be seen at this juncture. It should be noted that [*26] in the technology sector, according to records, the vast majority of acquisitions made in the past five years or so have not worked out and are often eventually amortized from the books.

To counter any argument the company may put forth pegging the poor stock price to reduced IT spending in the corporate community, newer stockholders should be made aware of Informix's track record prior to the sale.

The company often surprised analysts who saw, in May of 1998 for example, no hope for profitability that year. Yet, 6 weeks later, management announced they had achieved profitability. Informix would periodically "break out" and soar to heights with their stock despite enduring the Soviet Currency meltdown crisis of August of '98, and the worst week on Wallstreet since the Great Depression that fall. Following the plunge from events of 9/11, ASCL stock plunged but then recovered significantly as did most tech stocks. However, only a fraction of the tech stocks subsequently declined to post 9/11 levels as has Ascential. While management doesn't have infinite control over external forces, they do exercise the considerable control that does exist within the corporate management structure. [*27] And the buck stops with them. And some of the bucks we pay them should stop as well until they earn them.

Stockholders should reject the notion that bonuses are due and favorable options granted to executives whose decisions have contributed to a decline in stock prices and, hence, the value of each stockholders holdings in Ascential by 43% these past 11 months.

It should not be deemed worthy of bonus to either "mark time" or decrease valuations. While we cannot and should not place full blame for the company's woes on the executives, it is certainly not unfair to expect them to share our pain and suffering as stockholders, since they, not us, are making the daily decisions that impact the firm, one way or the other.

Therefore, it is proposed that: (Element One)

As long as stock prices remain below the Bid price on the day of the transition to the "new company" on July 3, 2001, base salaries for all top executives be cut in half. This is certainly not without precedent. In fact, several top executives at a number of larger, better known firms have recently announced on their own, and without stockholder action, that, until their firm became profitable or hit some [*28] other milestone, they would accept no compensation or at least no base salary. And, again, if this were a typical small business, losing money or not performing, management would have little choice to cut their own salaries and eliminate bonuses. I assert that cutting base salaries in half is fair. Paying top executives $5,000 to $10,000 per week to "show up" and perform in a manner that has slashed 43% of the company's (stockholders') value in 11 months is insulting. With the other perks and potential for bonuses and options for good or outstanding performance, cutting base salaries to $2500 - $5,000 per week should not constitute any "hardship" on these executives and might actually inspire them to new heights.

Salaries would be restored to those presently scheduled, once the 3 month trailing average stock price on the Bid side exceeds the Bid price on the day of transition and continues to do so for at least 60 days. Any time the stock price falls below that level after reinstituting current compensation, base salaries are to be cut in half again until 60 days after stock prices return to the upside of that mark.

It is further proposed that: (Element [*29] Two)

Any bonuses be tied to the company achieving financial results that reflect a minimum increase, year over year, in the stock price by 12% (adjusted for any splits). To negate any short-term stock manipulation, the daily closing price on each trading day for the month selected for year-to-year comparisons will be averaged for all such trading days, and the averages compared at month's end. Only if the month's average closing price is at least 12% greater than the average closing price of the same month in the prior year, will executives be eligible for bonus.

Options:

It is further proposed that: (Element Three)

It shall be a forbidden practice to "re-price" any existing options, or to replace them with new options at more favorable (lower) prices. This has become fairly common practice in many firms and is self-defeating as to incentive, and punitive practice to stockholders. The purpose of options is to provide employees with incentives to perform better so that the company improves financially with said improvement being reflected in its stock price. If actual performance is such that the company is underperforming and failing to some degree financially [*30] with a negative impact on the stock price, recalling an option at $5.00 and replacing it with one at $3.00 is a great reward to someone that didn't earn it and a punishment to all existing stockholders and a betrayal to the incentive premise.

It should be remembered that options result in the issuance of new stock and, hence, the dilution of earnings and potential for decreased stock prices on all issued stock. So, it comes at an expense to existing stockholders. Therefore, while most stockholders understand and embrace the use of options as incentives, their use should remain such and become of value to the recipient only when earned through the enhancement of the value of the company as reflected in an improved, not declined, stock price. One doesn't provide incentive for excellence by lowering the bar when the original goal was not achieved.

It is further proposed that: (Element Four)

Any existing options at prices lower than that at the date of transition (July 3, 2001) be replaced with options at that the opening Bid price that day. If management felt selling off that aspect of the business was good for the company's future operations, [*31] they should be measured against the company's perceived value immediately prior to the breakup. If they are ultimately proven right, they and we as stockholders will be rewarded. Thus far, they are being rewarded while we have sustained 43% losses personally. That is neither fair nor equitable.

It is also proposed that: (Element Five)

Future option prices be issued at no less than the lower of:

The current Ask price as determined by the average of the 10 prior trading sessions Ask prices, or

The Ask price at opening of the date of transition, July 3, 2001.

In an effort to avoid the unwarranted excess compensation of those personnel classed as "key employees" as defined by Defined Benefit or Defined Contribution Retirement Plans, for Federal purposes.

It is further proposed that: (Element Six)

No options be issued any key employee in any year in which the 3 month trailing average Ask price of the common stock has remained at or below the Ask price of the transition date (July 3, 2001) for 183 days or longer. If this average price has remained below the transition date price for at least 90 days during the year but less than 183 days, options to which [*32] the key employee would otherwise be entitled by calculation, would be cut in half. The time the stock price spends below any calculated minimum does not have to be continual.

Going forward, year over year, the minimum standard for issuance be raised by anannual reset of one half of the excess of the highest 3 month trailing average Ask price achieved during that year over the prior year's standard.

Example: During the prior year, (the first year since the transition year from Informix) the highest 3 month trailing average stock Ask Price achieved was 6.11. This was 86 cents higher than the price at transition date. The annual reset reference standard then becomes 5.25 + .5(.86) or 5.25 + .43 = 5.68. Options will be halved if the stock price remains below 5.68 for 90 days, and eliminated if it remains below 5.68 for 183 days. It is felt that there has been some indiscretion and abuse of some recent compensation packages for relative new-hires who stayed for a short term. This constitutes an excessive and unwarranted abuse of the "Golden Parachute" for mistakes in hiring and non-performance. The company cannot afford these undue compensatory practices, [*33] and it is severely damaging the stockholders who have had no say in such practices. If you hire someone, and they don't deliver, you shouldn't have to shell out huge equity to fire them. If they demand such terms during the interview, you should look elsewhere. If high demands are made for compensation in event of failure, you might question how likely they are to succeed.

Therefore, it is further proposed that: (Element Seven)

Options granted any key employee in any given year cannot exceed, in dollar value of the exercise price of the options, this formula:

One half the Employee's base salary times whole & decimal fractional years as key employee at the firm times actual year-to-year gain in stock price expressed as a decimal.

For all such calculations, the company may select the date for the year-to-year comparisons. It may be based on the calendar of fiscal year but, once selected, the date is to be used without change going forward. The stock price comparisons, as before, are based upon the 3 month trailing average of Ask prices, year-to-year.

Example: A principal executive has been with the firm for 3 years 6 months as of the determined Review Date. He is paid [*34] a Base Salary of$250,000. As of the Review Date, the 3 month trailing average stock price was 7.50/share. The 3 month trailing average on the Review Date the year prior was $6.20. He may be granted a maximum value in options of: (.5) (250,000) (3.5) 7.50/6.20 = $529,233.87. During the prior year, the stock price did not remain below the price at transition or subsequent reset for 90 days. Therefore, the employee is entitled to up to the full calculation of options.

During the 10 prior trading sessions leading up to the Review Date, the stock traded at an average of 7.60/share. Therefore, the maximum number of options this employee could be issued would be: $529,233.87/7.60 = 69,636 options at an exercise price of $7.60.

If, on the other hand, during the year, the stock had remained below the prior year's reset price of, say, 5.68 for 90+ days, the employee would be eligible for half these options, or 34,818 at the exercise price of $7.60. If it had remained below for any combination totaling 183 days, the employee would be denied options that year.

Options denied in any year cannot be made up in any subsequent year.

Obviously, this formula benefits those who stay [*35] with the firm and, rewards performance in that the greater the enhanced price of the stock, year over year, the more options that can be granted and have been earned.

The one exception to this formula is when it is determined that a new hire in a key position contributes substantially to the performance of the firm in his or her first year, for purposes of calculation the first year of employment, an extra 6 months (.5 yrs) of service is added to that component of the formula, with a minimum factor being 1 full year, regardless of actual time in the company. This provides the firm with the opportunity to enhance the hiring package to someone they feel warrants it, but within limits of reasonableness.

The Board of Directors shall not have the authority to override these proposals once approved by vote of the stockholders by proxy or at the Annual Meeting.

It is herein formally requested that the seven elements constituting these proposals be submitted to the stockholders for their approval at the Annual Meeting in 2003.

Proposed and Submitted by:

William Peterseim, CFP, CMFC, Investment Advisor
Trustee, Peterseim Family Trust
June 4, 2002

2003 SEC No-Act. LEXIS 434

Securities Exchange Act of 1934 -- Rule 14a-8(i)(7)

March 14, 2003

CORE TERMS: hilton, proxy, deferred compensation, shareholder, retirement benefits, retirement, staff, implemented, hotel, split-dollar, accounting, annual, disclosure, matching, stock, ordinary business, omit, stockholder, projected, financial, misleading, pension benefits, supplemental, filing, enclosed, filed, aggregated, requesting, deferred, disclose

[*1] **Hilton Hotels** Corporation

TOTAL NUMBER OF LETTERS: 4

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 14, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: **Hilton Hotels** Corporation
Incoming letter dated January 15, 2003

The proposal urges the board of director to provide an accounting of all executive retirement benefits, including but not limited to all forms of deferred compensation and Supplemental Retirement and Retention Plan.

There appears to be some basis for your view that Hilton may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., general employee benefits). Accordingly, we will not recommend enforcement action to the Commission if Hilton omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Hilton relies.

Sincerely,

Katherine W. Hsu
Attorney-Advisor

INQUIRY-1:
Hilton

Hilton Hotels Corporation World Headquarters
9336 Civic Center Drive,
Beverly Hills, CA 90210
Tel: + 1 310 278 4321
Reservations: www.hilton.com or 1-800-HILTONS

February 21, 2003

VIA [*2] FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Hilton Hotels** Corporation -- Rule 14a-8 Stockholder Proposal --
Hotel Employees & Restaurant Employees International Union

Ladies and Gentlemen:

On behalf of **Hilton Hotels** Corporation ("Hilton" or the "Company"), set forth below is a brief response to the letter from the Hotel Employees & Restaurant Employees International Union ("Proponent"), dated February 7, 2003 (the "Proponent's Letter"), concerning the stockholder proposal (the "Proposal") made by the Proponent requesting that the Company's Board of Directors provide a detailed accounting of all executive retirement benefits and present a comparison between these executive benefits and Hilton's employee retirement benefits. This letter supplements the Company's letter, dated January 15, 2003 (the "Company's Letter"), requesting concurrence by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action against the Company if the Company omits from its [*3] proxy materials to be distributed in connection with its 2003 Annual Meeting of Stockholders (the "2003 Proxy Materials") the Proposal and supporting statement (the "Supporting Statement").

Although the bases for the Company's view that the Proposal and Supporting Statement may be omitted from its 2003 Proxy Materials are set forth in the Company's Letter, the Company believes that certain points made in Proponent's Letter require refutation.

Rule 14a-8(i)(10)--Substantially Implemented

The Proponent asserts that the information contained in the Company's periodic reports filed with the Commission concerning its executive retirement plans and policies is inadequate because it does not cover all information that the Proponent envisions. As stated in the Company's Letter, a proposal can be found to be substantially implemented even if the company has not implemented it precisely as presented. See Exchange Act Release No. 34-20091 (August 16, 1983). The Company believes that its fulsome disclosure regarding its executive retirement plans and policies compares favorably with the guidelines of the Proposal. The fact that the Company has not disclosed, for example, the projected cost [*4] of the premium on its one split-dollar life insurance policy (when it does disclose the cost of the policy each year) and does not disclose the aggregate of all matching contributions ever made since the inception of the Company's executive deferred compensation and 401(k) plans to the present, when it does separately disclose matching contributions to executives and to all employees as a group under such plans each year, should not render the disclosures materially inadequate. Accordingly, the Company reiterates its belief that it has substantially implemented the Proposal, in particular with respect to executive compensation, and that the Proposal and Supporting Statement may be properly omitted from its 2003 Proxy Materials pursuant to Rule 14a-8(i)(10).

Rule 14a-8(i)(7)--Ordinary Business Operations

The Proponent's Letter makes it clear that the Proposal seeks an accounting of all general employee benefit costs, not just executive retirement benefits. The Staffs position has been consistent in permitting the omission of proposals that relate to general compensation matters as opposed to proposals relating to executive compensation matters only. See e.g., UAL Corporation [*5] SEC No-Action Letter (February 17, 2002) (proposal requesting that the board of directors prepare a report on the pension liability of UAL's supplemental executive retirement plan and other pension plans which included both executives and non-executive participants was permitted to be excluded because it related to ordinary business operations (i.e., general employee benefits) and was not limited to executive compensation) (the "UAL Letter"); Lucent Technologies Inc. (November 6, 2001); American Home Products Corporation (February 24, 2000); and Minnesota Mining and Manufacturing Company (March 4, 1999). The Proponent's Letter asserts that the Proposal may be distinguished from proposals that may be omitted under Rule 14(a)-8(i)(7) because it relates to "significant social policy issues."

The Proponent's Letter references a number of articles and speeches that relate to executive compensation matters, but not to the Company's plans or to matters that would be addressed by the Proposal. For example, the Proponent's Letter misleadingly references the inclusion of the Company's Executive Deferred Compensation Plan in an October 11, 2002

Wall Street Journal article. The article addressed [*6] hidden costs to companies from deferred compensation plans that either guarantee specific returns on the deferred pay to executives or do not fund deferred compensation and matching contributions to segregated accounts that the company cannot dip into. Under Hilton's plan, returns are not guaranteed by Hilton, interest is not paid by Hilton and the deferred pay plus the matching contribution on the deferred pay is credited to an investment account for each participant which is administered by a third party, thereby satisfying the Company's financial obligation under the plan. In addition, all executive officer compensation, which includes any deferred compensation, is disclosed in the Company's annual proxy statement. Accordingly, the issues discussed in the article are not relevant to Hilton's plan. Hilton's plan is not mentioned in the article, except for its inclusion in a table showing hypothetical returns on contributions under a sampling of five deferred compensation plans, one of which is Hilton's.

The Proponent's Letter also references an article discussing the treatment of split-dollar life insurance policies under the Sarbanes-Oxley Act of 2002. The article does not pertain [*7] to the disclosure of information relating to split-dollar arrangements. Additionally, the Proposal does not seek to change the Company's compensation practices, nor does it seek to require shareholder approval of the Company's compensation plans, which are instances in which the Staff has agreed that proposals involved significant social policy issues. See e.g., Transamerica Corporation (January 10, 1990) (proposal to change the company's practice relating to the payment of "golden parachute" payments); Staff Legal Bulletin No. 14A (July 12, 2002). The Company believes that a proposal seeking a report on the costs of all retirement plans relates to ordinary business matters and therefore presents substantially similar issues to the fact pattern of the recent UAL Letter, where the Staff agreed with the company's view that a report for an accounting of executive pay practices under retirement plans involved ordinary business matters. Under the rationale asserted by the Proponent, virtually every compensation-related proposal would be required to be included in proxy materials because it would have some relation to social policy issues. Accordingly, the Company reiterates its belief [*8] that the Proposal and Supporting Statement may be properly omitted from its 2003 Proxy Materials pursuant to Rule 14a-8(i)(7).

Conclusion and Request

For the foregoing reasons, we reassert our request that the Commission Staff concur in Hilton's view that the Proposal and Supporting. Statement may be omitted from its 2003 Proxy Materials and will not recommend enforcement action if Hilton omits the Proposal from those proxy materials.

If the Commission Staff desires further information or has any questions concerning this letter, please call the undersigned at (310) 205-4339. Please acknowledge receipt of this letter and the materials enclosed herewith by file-stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

Bryan S. White

INQUIRY-2:

Hotel
Employees &
Restaurant
Employees International
Union AFL-CI0, CLC

1219 28TH STREET N.W.
WASHINGTON, D.C. 20007

202-393-HERE
202-393-4373
FAX 202-333-0468

February 7, 2003

U.S. Securities and Exchange Commission

Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder proposal from Hotel Employees and Restaurant [*9] Employees International Union to **Hilton Hotels** Corporation

Ladies and Gentlemen:

I write on behalf of the Hotel Employees and Restaurant Employees International Union ("HERE" or the "Proponent") in response to the letter from counsel for **Hilton Hotels** Corporation ("Hilton" or the "Company") dated January 15, 2003, in which Hilton requests that the staff of the Division of Corporate Finance (the "Staff") concur with the Company's request to omit HERE's shareholder resolution from the Company's 2003 proxy materials. HERE's shareholder resolution (the "Proposal") requests that the Board of Directors provide a detailed accounting of costs associated with all executive retirement benefits (see copy of proposal enclosed herewith). For the reasons set forth below, HERE respectfully asks the Division to deny the relief Hilton seeks.

Hilton has urged the Division to grant "no-action" relief under three provisions of SEC Rule 14a-8(i): Rule 14a-8(i)(10), which applies to proposals that have been substantially implemented; Rule 14a-8(i)(7), which applies to matters pertaining to the "ordinary business" of a company; and Rule 14a-8(i)(3), which deals with false or misleading statements. [*10] We address each objection in turn below.

I. Rule 14a-8(i)(10): Substantially Implemented

The Company argues that they should be permitted to omit the proposal because they have already substantially implemented it. The Company's argument rests initially on the assertion that by providing some information on various retirement and deferred compensation benefits in their public filings for the top five Executive Officers they have already implemented the Proposal. However, the current disclosure does not provide an adequate basis for shareholders to accurately assess the financial impact on the company and its stockholders of these various benefits and plans. The disclosures are inadequate because they do not disclose the range of executives who benefit from this compensation and in other cases because they do not fully define the benefits themselves. We elaborate our rebuttal below.

1. Deferred Compensation

The Company argues that it has substantially implemented the proposal with respect to its Deferred Compensation Plan because the contributions made on behalf of the five Executive Officers are presented on Pages 14 and 15 of the 2002 Proxy. However, the Plan Document [*11] defines "Eligible Employee" as follows:

"Eligible Employee" shall mean (i) officers of **Hilton Hotels** Corporation at the Vice President level or higher, (ii) hotel general managers who are employed by the Company, or (iii) Highly Compensated Employees who are selected by the Committee to participate in the Plan pursuant to Section 2.1. n1

ARTICLE II, Section 2.1 - PARTICIPATION.
Prior to December 31 of each Plan Year, the Committee shall designate which Highly Compensated Employees shall become Eligible Employees for the following Plan Year. An Eligible Employee designated as a Participant shall thereafter, unless otherwise determined by the Committee, be eligible to make a Compensation Deferral for each Plan Year by electing to defer a portion of his or her Compensation in accordance with Section 3.1. n2

n1 Executive Deferred Compensation Plan as amended and restated, Article I, Section 1.2 Titles and Definitions.

n2 Hilton Executive Deferred Compensation Plan, as amended and restated effective January 1, 2000 from Exhibit 10.39 to Annual Report on Form 10-K for the year ended December 31, 1999.

According to Company filings with the Commission, Deferred Compensation [*12] Plan participants are eligible to receive from the Company a matching contribution of 50% of the first 10% of their deferred compensation, at their election. Because participation in the Plan is elective, the number of Plan participants is not disclosed, and the Company matching contributions are not disclosed, it is, therefore, presently impossible to determine the financial impacts. The proposal seeks to require the Company to disclose the total costs to shareholders to date as well as the total amount of matching contributions on behalf of all participants, not merely the five officers.

2. Split Dollar Life Insurance Policies

The Company asserts that they have substantially implemented the proposal regarding the one split dollar life insurance policy which they offer. A maximum premium amount is disclosed and a summary description of the policy is included in the 2001 employment contract with Hilton CEO Stephen Bollenbach (See Exhibits 10.49 and 10.50 to the 2001 Form 10-K). However, the projected cost to the Company of this policy and the details of the benefits afforded Mr. Bollenbach are not currently accessible to shareholders.

According to a December 30, 2002 [*13] article in The Wall Street Journal:

Some companies report the outsize initial premiums in proxy compensation tables. But once the premiums are paid, usually in a few years, the benefit vanishes from view altogether. Sometimes, individual split-dollar agreements are included as attachments to SEC filings, as Mr. Lay's was. Recently, however, companies have taken to filing generic split-dollar plans, which omit any details about specific benefits promised to individual officers. That leaves investors with nothing more than the scant proxy disclosures to determine how much the executive receives, and how much it costs the company n3.

In the case of Hilton, its policy for Mr. Bollenbach has not been filed with the Commission. Shareholders are left to infer from the summary description what the cost and benefits are.

n3 Insurers Move to Protect 'Split-Dollar' Compensation, The Wall Street Journal, December 30, 2002.

3. Supplemental Retirement and Retention Plans

Similarly, Hilton argues substantial implementation on the basis of disclosing Supplemental Retirement and Retention Plan information for the top five executives. According [*14] to the Plan document, participants (referred to in the document as "employees") are defined as follows:

Employee. "Employee" means each Executive Vice President or Senior Vice President of the Employer and any other employee designated as an Employee by the CEO

According to the most recent Annual Report (2001), Hilton had four Executive Vice Presidents and five Senior Vice Presidents. The Company does not disclose whether or not its CEO has designated any additional "employees" in the meaning of the Plan document. Therefore, the current disclosure regarding the Company's five top officers does not convey the true cost of the SRRP to shareholders. Our proposal would help address this concern.

4. Defined Pension Benefits

The Company asserts that the portion of the proposal pertaining to defined pension benefits is implemented as a result of their disclosures in existing SEC filings. However, the proposal seeks to quantify costs and projected costs for all forms of pension benefits. The only projected figures provided in Hilton's existing Commission filings are for the so-called Basic and Supplemental Plans.

5. Stock Options

In the case of stock options, the [*15] company does provide some data and can easily incorporate it into the comprehensive report which the proposal seeks. Additionally, it appears relatively straightforward for the Company to project, going forward, the dilution effect for shareholders of the stock option plans.

II. Rule 14a-8(i)(7): Ordinary Business

Hilton invokes the "ordinary business" exclusion under which a company may omit resolutions dealing with issues that "are mundane in nature and do not involve any substantial policy or other considerations." However, in Exchange Act Release No. 40018 (May 21, 1998 -- 17 CFR Part 240), the Commission affirmed the distinction between proposals that relate to ordinary business and those certain proposals that raise sufficiently significant social policy issues. n4 The Commission affirmed that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." n5

n4 Exchange Act Release No. 40018 (May 21, 1998). [*16]

n5 Ibid.

In July 2002, staff provided further guidance that proposals involving equity compensation for executives and the general workforce are not per se excludable under rule 14a-8(i)(7). n6 In its July 2002 guidance, staff identified the presence of a widespread and sufficiently significant public debate to distinguish certain shareholder proposals from those subject to the "ordinary business" exclusion. In that guidance, staff explicitly stated that rule 14a-8(i)(7) could not be relied upon to omit certain proposals of significant policy implications from its proxy materials, even when the proposal related to compensation of the general workforce.

n6 Division of Corporation Finance, Staff Legal Bulletin No. 14A, July 12, 2002.

The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters." n7 The issues presented by HERE's resolution clearly carry such policy significance. Recent statements by SEC officials, the current flurry of activity in Congress as well as coverage in the national [*17] news media suggest that these issues are extremely significant from a policy standpoint.

n7 See e.g., Transamerica Corporation (January 10, 1990) and Aetna Life and Casualty Company (February 13, 1992).

Executive deferred compensation plans, split-dollar life insurance, and executive supplemental retirement plans are the subject of increasing reflection and policy proposals by the SEC, Congress, and the press.

For example, SEC Acting Chairman Laura S. Unger discussed the importance of increased disclosure of executive compensation in a summer 2001 speech in which she argued that "sunlight is the best disinfectant." She said, "Obviously it's not the Commission's role to judge these [executive compensation] packages. Rather, it is our role to ensure that the packages are put on full display for shareholders." She continued, "It is our place to ensure that the marketplace has the relevant data to make a well-informed judgment." She concluded with, "The new information coming to light empowers audit committees and investors by providing them with additional tools with which to engage in active and vigilant corporate governance - activity that is essential to promoting the [*18] quality and integrity of financial reporting. Ultimately, greater sunlight on corporate actions and decisions will brighten all of corporate America." n8

n8 Speech by Acting U.S. Securities & Exchange Commission Chairman Laura S. Unger, "This Year's Proxy Season: Sunlight Shines on Auditor Independence and Executive Compensation," Center for Professional Education, Inc., Washington, D.C. June 25, 2001.

A December 30, 2002 article in the Wall Street Journal described the current policy significance of controversial split-dollar arrangements and the importance of greater disclosure: "The Sarbanes-Oxley Act, set to take effect in late January, bans corporate loans to executives, putting into limbo many split-dollar arrangements, which are essentially loans. Industry lobbyists are seeking to reverse the effect of the act by introducing a technical correction, among other moves, in the coming session of Congress." n9 This legislation is still pending in Congress. Indeed, according to the New York Times, split-dollar arrangements continue to be one of the most important upcoming policy questions involving corporate governance reforms following the Sarbanes-Oxley Act in [*19] the summer of 2002. n10

n9 Theo Francis and Ellen E. Schultz, "Insurers Move to Protect 'Split-Dollar' Compensation," December 30, 2002, The Wall Street Journal.

n10 Tracie Rozhon and Joseph Treaster, "Insurance Plans of Top Executives are in Jeopardy," New York Times, August 29, 2002.

The lack of adequate public disclosure regarding executive compensation remains a central public policy issue for shareholders. An October 11, 2002 page one article in the Wall Street Journal specifically mentions the **Hilton Hotels** Deferred Compensation Plan in the context of inadequate disclosure:

"For the most part, public filings only hint at a company's total price tag for deferred compensation, and the tidbits are buried in footnotes and oblique language. Companies are required to disclose only a piece of what they promise executives -- but not their total annual contributions or even how many employees participate in the plan." n11

An accompanying page one article described how the Enron Bankruptcy has brought executive deferred-compensation plans to increased shareholder and regulatory scrutiny. After Enron Corp. filed for bankruptcy late last year, court [*20] documents showed that some Enron executives had withdrawn millions of dollars from their executive deferred compensation accounts just before the Chapter 11 filing. In response, according to the article, there are currently at least two pieces of pending legislation relating to deferral accounts. n12

n11 Theo Francis and Ellen Schultz, "Well-Hidden Perk Adds Up To Big Money for Executives," The Wall Street Journal, October 11, 2002, page one.

n12 Deferred-Pay-Plan Proposal Still Leaves Some Loopholes," Ibid.

III. Rule 14a-8(i)(3): False and Misleading

The Company argues that the proposal is false or misleading and in violation of Rule 14a-8()(3). In particular the Company expresses confusion about the term "aggregated, projected costs". To clarify, the proposal requests "a detailed accounting, including aggregated, projected costs" (emphasis added). In other words, we are seeking the total costs to the Company over time of the various forms of executive retirement and deferred compensation benefits. We would defer to the issuer as to how best to quantify the information and present it in a responsible way to shareholders. A shareholder proposal does not [*21] strike us as an appropriate forum for laying out accounting standards.

As to the issuer's point that stock options are not retirement benefits, we would suggest a minor edit to the proposal so that it reads "... a detailed accounting, including aggregated, projected costs associated with all forms of executive retirement benefits and deferred compensation benefits, including but not limited to...."

In conclusion, please note we would be happy to provide you with any additional information, or answer any questions you may have. Please do not hesitate to call me at 202-661-3664.

Sincerely,

Matthew S. Walker
General Vice President

ATTACHMENT

SMITH BARNEY

A Member of Travelers Group

212 307 2845 . 800 468 0019

December 4, 2002

To whom it may concern,

This letter is to confirm that the Hotel Employees and Restaurant Employees International Union has continuously held 270 shares of **Hilton Hotels** Corp. (HLT) in Smith Barney account # 062-33281-19, since it was purchased on February 23rd, 2001, through present.

If you have any questions, please feel free to contact me.

Sincerely,

James W. McClelland
Sr. Vice President - Investments

INQUIRY-3:
Hilton

Hilton [*22] Hotels Corporation World Headquarters
9336 Civic Center Drive,
Beverly Hills, CA 90210
Tel: + 1 310 278 4321
Reservations: www.hilton.com or 1-800-HILTONS

January 15, 2003

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Hilton Hotels** Corporation -- Rule 14a-8 Stockholder Proposal

Ladies and Gentlemen:

This letter is submitted on behalf of **Hilton Hotels** Corporation, a Delaware corporation ("Hilton" or the "Company"), pursuant to Rule 14a-8(j) promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended. For the reasons stated below, Hilton requests concurrence by the Staff of the Division of Corporation Finance that it will not recommend any enforcement action against the Company if the Company omits from its proxy materials to be distributed in connection with its 2003 Annual Meeting of Stockholders (the "2003 Proxy Materials") a stockholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") submitted by the Hotel Employees and Restaurant Employees International [*23] Union (the "Proponent") in a letter dated December 11, 2002, a copy of which is attached as an exhibit. As provided by Rule 14a-8(j), the Company is submitting six (6) copies of this letter and the exhibit hereto, and is simultaneously providing the Proponent with a copy of this submission.

The Proposal

A copy of the Proposal and the Supporting Statement is attached but, for ease of reference, the text of the resolution contained in the Proposal is as follows:

"Resolved: Shareholders urge the Board to provide a detailed accounting, including aggregated, projected costs associated with all executive retirement benefits, including but not limited to all forms of deferred compensation, split-dollar life insurance policies, Supplemental Retirement and Retention Plans, defined contribution pension benefits, defined benefit pension benefits, and stock options. The Board's report should also present a comparison between these executive benefits and Hilton employee retirement benefits including cost to shareholders and rates of participation. The report shall be made available to requesting shareholders by September 1, 2003."

Statement of Reasons for Omission

Hilton believes [*24] it may properly omit the Proposal and the Supporting Statement from its 2003 Proxy Materials because:

(a) the Proposal has been substantially implemented by Hilton and, therefore, may be omitted under Rule 14a-8(i)(10);

(b) the Proposal seeks to compel the Company to provide an accounting of all employee retirement benefits, which relates to Hilton's ordinary business operations and, therefore, may be omitted under Rule 14a-8(i)(7); and

(c) the Proposal is impermissibly vague and indefinite, and therefore misleading, contrary to the Commission's proxy rules, including Rule 14a-9 and, therefore, may be omitted under Rule 14a-8(i)(3).

Supporting Argument

A. Rule 14a-8(i)(10)--Substantially Implemented

Under Rule 14a-8(i)(10), a company may omit a shareholder proposal "if the company has already substantially implemented the proposal." The Commission Staff has granted no-action relief in the past to companies that had substantially implemented the elements of a proposal. See, e.g., The Gap, Inc. (March 16, 2001) and Kmart Corporation (February 23, 2000). The Commission has also indicated that a proposal can be found substantially implemented even if the company [*25] has not implemented it in full or precisely as presented. See Exchange Act Release No. 34-20091 (August 16, 1983). See also Texaco, Inc. (March 28, 1991) ("a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal.")

The Proposal urges the Board to provide a detailed accounting to requesting stockholders regarding "executive retirement benefits." The Company's executive officers, as disclosed under "Executive Officers of the Company" on page 19 of the Company's Annual Report on Form 10-K for the year ended December 31, 2001 (the "2001 Form 10-K"), consist of five persons (the "Executive Officers") who are also the five Named Officers specified on page 4 of the Company's proxy statement, dated as of April 11, 2002 (the "2002 Proxy"). As described below, the Company has substantially implemented the Proposal by providing the requested information regarding executive retirement benefits in its 2002 Proxy, 2001 Form 10-K and its 2001 Annual Report to Stockholders ("2001 Annual Report"), the relevant portions of which are incorporated by reference [*26] into the 2001 Form 10-K.

1. Deferred Compensation. The Company has an Executive Deferred Compensation Plan (the "Deferred Compensation Plan"), which is filed as Exhibits 10.39 through 10.41 to the 2001 Form 10-K. A description of the Deferred Compensation Plan is contained on pages 23 and 24 of the 2002 Proxy under "Retirement Plans--Other Benefit Plans." The Company makes matching contributions to the accounts of the Executive Officers pursuant to the Deferred Compensation Plan and last year's contributions to Executive Officers were disclosed on pages 14 and 15 of the 2002 Proxy under the "All Other Compensation" column of the Summary Compensation Table, and in footnote 5 thereto. Each year, any such contributions appear in this same location in the Company's annual proxy. These matching contributions by the Company are the only amounts contributed by the Company under the Deferred Compensation Plan. The deferred compensation and Company matching contributions are credited to an investment account for each participant which is administered by a third party, which satisfies the Company's financial obligation to the participant under the Deferred Compensation Plan. The Company, [*27] therefore, does not have an obligation to pay any deferred compensation at a later date and there are no projected costs to calculate.

2. Split-Dollar Life Insurance Policies. There is one split-dollar life insurance policy paid for by the Company, which is referenced in the employment agreement of Stephen F. Bollenbach, the Company's Chief Executive Officer, filed as Exhibits 10.49 and 10.50 to the 2001 Form 10-K. The policy is described on pages 20 and 21 of the 2002 Proxy under "Compensation Committee Report on Executive Compensation--Chief Executive Officer Compensation." The allocated cost to the Company of the premiums paid on such policy are disclosed on pages 14 and 15 of the 2002 Proxy under the "All Other Compensation" column of the Summary Compensation Table, and in footnote 7 thereto.

3. Supplemental Retirement and Retention Plans. The Company has a Supplemental Retirement and Retention Plan ("SRRP"), which is filed as Exhibits 10.45 and 10.46 to the 2001 Form 10-K. A description of the SRRP is contained on page 23 of the 2002 Proxy under "Retirement Plans--Supplemental Retirement and Retention Plan." Grants of SRRP units to the Executive Officers are set forth [*28] on pages 14 and 15 of the 2002 Proxy in the Summary Compensation Table under the "Restricted Stock Awards" column, and the number and value of SRRP units at year-end are disclosed in footnote 3 thereto. SRRP units are payable in shares of the Company's common stock, on a one-for-one basis, subsequent to the grantee's retirement. The SRRP is also discussed on pages 17 through 19 of the 2002 Proxy under "Compensation Committee Report on Executive Compensation" in the introduction and under "Long Term Incentive Program." In addition, the expense associated with benefits to all participants under the SRRP (which include non-executive officers of the Company) is disclosed on page 53 of the 2001 Annual Report under the "Employee Benefit Plans" footnote to the Company's financial statements.

4. Defined Pension Benefits. The Company's various defined pension plans are filed as Exhibits 10.21 through 10.38 to the 2001 Form 10-K. A description of the Company's defined pension plans is contained on pages 23 and 24 of the 2002 Proxy under "Retirement Plans." The Company's matching contributions to the Executive Officers under, the Company's 401(k) savings plan (defined contribution plan) [*29] are disclosed on pages 14 and 15 of the 2002 Proxy in the Summary Compensation Table under the "All Other Compensation" column and in footnote 5 thereof (which aggregates the Company's matching contributions under the 401(k) plan and the Deferred Compensation Plan). These matching contributions are the only amounts contributed by the Company under the 401(k) savings plan. As is the case with the Deferred Compensation Plan, the deferred compensation and Company matching contributions are credited to an investment account for each participant which is administered by a third party, which satisfies the Company's financial obligation to the participant under the 401(k) savings plan. The Company, therefore, does not have an obligation to pay any deferred compensation under the 401(k) savings plan at a later date and there are no projected costs to calculate. The estimated annual benefits to the Executive Officers under the Company's retirement plans are disclosed in the 2002 Proxy on page 23 under "Retirement Plans--Benefits Under Retirement Plans."

The Proposal also requests an accounting of the cost to shareholders of the Company's "employee retirement benefits." To the extent that this [*30] portion of the Proposal is not excludable pursuant to Rule 14a-8(i)(7) as set forth below, the financial impact to the Company of defined contribution pension benefits and defined benefit pension benefits is contained on pages 53 and 54 of the 2001 Annual Report under the "Employee Benefit Plans" footnote to the Company's financial statements.

5. Stock Options. The Company's stock option plans are filed as Exhibits 10.1 through 10.17 to the 2001 Form 10-K. Exercisable stock options held by the Executive Officers are disclosed on pages 4 and 5 of the 2002 Proxy under the "Security Ownership of Certain Beneficial Owners and Executive Officers" table, and in footnote 4 thereto. Information regarding stock option grants to, and existing options held by, the Executive Officers is contained on pages 14 through 16 of the 2002 Proxy under the "Securities Underlying Options/SARs" column of the Summary Compensation Table, and under "--Option Grants in Last Fiscal Year" and "--Option Exercises and Values for 2001." The Company's stock option programs are also described on pages 17 through 19 of the 2002 Proxy under "Compensation Committee Report on Executive Compensation," in the introduction [*31] and under "Long Term Incentive Program." In addition, the financial impact to the Company of grants under the stock option plans (which include grants to non-executive employees) is disclosed on pages 52 and 53 of the 2001 Annual Report under the "Stock Plans" footnote to the Company's financial statements.

For the foregoing reasons, Hilton believes the Proposal and Supporting Statement may be properly omitted from its 2003 Proxy Materials pursuant to Rule 14a-8(i)(10).

B. Rule 14a-8(i)(7) - Ordinary Business Operations

The Proposal requests that the report "present a comparison between these executive benefits and Hilton employee retirement benefits including cost to shareholders and rates of participation." Hilton and its subsidiaries have approximately 74,000 employees worldwide and operate retirement plans that cover current and former employees who have vested benefits under such plans. The Company believes that this portion of the Proposal relating to "employee retirement benefits" is excludable under Rule 14a-8(i)(7) as relating to "ordinary business operations." The Staff has recognized that proposals relating to general employee benefits may be excluded [*32] under Rule 14a-8(i)(7) as relating to ordinary business operations. See, e.g., UAL Corporation (February 17, 2002).

Portions of a proposal may be properly excluded on different bases. See, e.g., The Gap, Inc. (March 16, 2001) and Exxon Corporation (February 28, 1992). Accordingly, the Company believes that this portion of the Proposal which relates to general employee benefits may be excluded under Rule 14a-8(i)(7), while the remainder of the Proposal relating to executive retirement benefits has been substantially implemented by the Company and may be properly excluded under Rule 14a-8(i)(10), as discussed above.

For the foregoing reasons, Hilton believes that the portion of the Proposal relating to employee retirement benefits may be properly omitted from its 2003 Proxy Materials pursuant to Rule 14a-8(i)(7).

C. Rule 14a-8(i)(3)--Misleading Statements

Rule 14a-8(i)(3) provides that a company may omit from its proxy materials a proposal or supporting statement that is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Pursuant to Rule 14a-8(i)(3), a company may [*33] omit a proposal from its proxy materials that is so vague and indefinite that the company would not be able to determine with any reasonable certainty how to implement the proposal. See Philadelphia Electric Company (July 30, 1992). The Commission Staff has also taken the position that a proposal may be omitted from a company's proxy materials if it so vague and indefinite as to be misleading. See, e.g., Philip Morris Companies Incorporated (February 7, 1991) and Bank of New England Corporation (February 5, 1990). Hilton believes that the Proposal is so vague and indefinite as to be misleading and may be omitted pursuant to Rule 14a-8(i)(3) for the following reasons:

1. The Proposal urges the Board to provide a detailed report including aggregated, projected costs associated with all executive retirement benefits. The term "aggregate, projected costs" is not defined by the Proposal or Supporting Statement and is so vague and unclear that the Company would have no solid basis upon which to prepare the report. Similarly, the Proposal seeks an accounting of the "cost to shareholders" of employee retirement benefits without specifying how such "costs" would be calculated. The basis for [*34] determining "costs" would differ for each of the types of benefit plans specified in the Proposal and could not be aggregated by the Company in a way that would "be helpful to all shareholders' understanding of the true financial condition of the Company", as stated in the Supporting Statement.

2. Neither the Commission's rules nor generally accepted accounting principles ("GAAP") require disclosure of the information requested by the Proposal, and therefore, the Company is being urged to prepare a report available to requesting stockholders that would contain information that is not comparable to the Company's published financial information or to the financial information published by the Company's competitors. The Company believes that this information would therefore be confusing and misleading. Without either GAAP guidelines or the Commission's rules to guide how such calculations should be made, what assumptions are appropriate and how the information should be presented, the Company believes it would be difficult, if not impossible, to ensure clear and understandable data. The Commission's recent proposed rules restricting the use of non-GAAP financial measures highlights the [*35] concerns that arise when such information is included. See Exchange Act Release No. 34-46788 (November 4, 2002).

3. The Proposal requests an accounting of "all executive retirement benefits," but then requests information regarding specific benefits such as "stock options" which are not retirement benefits. Stock options granted by the Company have specific terms for the exercise thereof: The ability of an executive to exercise a stock option expires within a limited time after the executive's employment with the Company terminates. Accordingly, stock options are not executive retirement benefits and the Company believes that the Proposal's inclusion of stock options in this category is misleading.

For the foregoing reasons, Hilton believes the Proposal and Supporting Statement may be properly omitted from its 2003 Proxy Materials pursuant to Rule 14a-8(i)(3).

Conclusion and Request

For all of the reasons set forth above, Hilton respectfully requests that the Commission Staff concur in Hilton's view that the Proposal and Supporting Statement may be omitted from its 2003 Proxy Materials and will not recommend enforcement action if Hilton omits the Proposal from those proxy [*36] materials. If the Commission Staff does not concur with Hilton's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

If the Commission Staff desires further information or has any questions concerning this letter, please call the undersigned at (310) 205-4339. Please acknowledge receipt of this letter and the materials enclosed herewith by file-stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

Bryan S. White

ATTACHMENT 1

Hotel
Employees &
Restaurant
Employees International
Union AFL-CIO, CLC

1219 28TH STREET N.W.
WASHINGTON, D.C. 20007

202-393-HERE
202-393-4373
FAX 202-333-0468

December 11, 2002

Ms. Madeleine A. Kleiner
Executive Vice President,
General Counsel and Corporate Secretary
Hilton Hotels Corporation
9336 Civic Center Drive
Beverly Hills, CA 90210
Tel. 310-278-4321.

Dear Ms. Kleiner:

I am submitting on behalf of the Hotel Employees and Restaurant Employees International Union (HEREIU) the enclosed stockholder proposal for inclusion in Hilton's proxy statement and form of proxy relating to the 2003 [*37] Annual Meeting of Stockholders of **Hilton Hotels** Corporation.

I also enclose a copy of a letter from our broker, Salomon Smith Barney, indicating that HEREIU has held 270 shares of Hilton stock continuously since February 23, 2001.

I wish to further affirm that HEREIU intends to hold the 270 shares continuously through the date of the 2003 Annual Meeting of Hilton Stockholders.

Thank you for your attention to this.

Sincerely,

Matthew S. Walker
General Vice President
Hotel Employees and Restaurant
Employees International Union

ATTACHMENT 2

Shareholder Proposal for the 2003 Annual Meeting of **Hilton Hotels** Corporation
Submitted by the Hotel Employees and Restaurant Employees International Union

Resolved: Shareholders urge the Board to provide a detailed accounting, including aggregated, projected costs associated with all executive retirement benefits, including but not limited to all forms of deferred compensation, split-dollar life insurance policies, Supplemental Retirement and Retention Plans, defined contribution pension benefits, defined benefit pension benefits, and stock options. The Board's report should also present a comparison between these executive benefits [*38] and Hilton employee retirement benefits including cost to shareholders and rates of participation. The report shall be made available to requesting shareholders by September 1, 2003.

Supporting Statement

In 2000, Hilton ("the Company") enhanced its Executive Deferred Compensation Plan in several ways by relaxing restrictions on executive employee contribution amounts, enhancing company matching contributions, and expanding the plan options for executive participants. According to the Executive Deferred Compensation Plan document filed with the SEC on March 30 2000, this plan is an unfunded obligation for the Company.

Then, in the wake of September 11, 2001 the Company chose to award senior executives yearend bonuses despite the fact that the Company failed to meet the target earnings per share objectives established for such additional compensation. Executives were able to accept these bonuses as deferred compensation if they so chose.

By contrast, Marriott International Chief Executive Officer, J. W. Marriott chose to forego his bonus for FY 2001 and his salary for the 4th Quarter of 2001 "in light of the economic events following September 2001".

Recently, much [*39] attention has been focused on the cost to shareholders associated with executive compensation, as well as retirement benefits and perks for executives at several public companies. The United States Congress recently passed legislation (The Sarbanes-Oxley Act of 2002) that, among other things, will affect the ability of executives to receive personal loans from their companies. Certain split-dollar life insurance policies may be defined for purposes of this legislation as personal loans. If so, this legislation may prohibit such policies in the future. A "grandfather" provision would likely protect existing split-dollar policies.

In its public filings, the Company provides a discussion of various senior executive retirement benefits but under current disclosure requirements, shareholders are unable to calculate the total cost to shareholders.

According to an October 11, 2002 article focused on deferred compensation plans which ran on page one of The Wall Street Journal, "Fuzzy disclosure by U.S. companies is entirely legal. Still, incomplete information can stymie the efforts of shareholders, regulators or anyone else trying to calculate an executive's full compensation. It [*40] also can keep them from being able to understand deferred compensation's impact on a company's bottom line."

A comprehensive and accessible accounting of executive retirement benefits and their cost to shareholders as well as a comparison to the retirement benefits afforded Hilton's non-executive employees would be helpful to all shareholders' understanding of the true financial condition of the Company. We urge you to Vote Yes.

2003 SEC No-Act. LEXIS 47

Securities Exchange Act of 1934 -- Rule 14a-8(i)(7)

January 9, 2003

CORE TERMS: pension, ordinary business, proxy statement, administration, pensioners, excludable, retiree, intend, proxy, omit, retired employees, discriminatory, shareholder, beneficiaries, requesting, attachment, recommend, reductions, selecting, concurred, printing, fraser, eliza, 14a-8

[*1] **General Electric** Company

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 9, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

The proposal recommends that the board of directors "treat all pensioners equally."

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., general employee benefits). Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Jennifer Bowes
Attorney-Advisor

INQUIRY-1:
GE

General Electric Company
3135 Easton Turnpike, Fairfield, CT 06431
203-373-2442
Fax: 203-373-3079
Dial Comm: 8* 229-2442
Fax: 8* 229-3079
e-mail: eliza.fraser£corporate.ge.com

December 16, 2002

1934 Act, Section 14(a)
Rule 14a-8(i)(7)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of Share Owner Proposal by Robert B. Lennox

Gentlemen and Ladies:

This letter is to inform you, pursuant to Rule 14a-8(j) under [*2] the Securities Exchange Act of 1934 (the "Exchange Act"), that **General Electric** Company ("GE") intends to omit from its proxy statement for its 2003 Annual Meeting the following resolution and its supporting statement (the "Proposal") which it received from Robert B. Lennox:

"Resolved that the company stop a discriminatory pension increase policy selecting only certain categories of retired employees as beneficiaries and return to past policies to treat all pensioners equally."

A copy of the Proposal is attached.

It is GE's opinion that the Proposal is excludable pursuant to Rule 14a-8(i)(7) because it deals with the amount and administration of pension benefits, a matter relating to the conduct of the ordinary business operations of GE ---- i.e., employee benefits.

The design, maintenance and administration of a company's benefit plans are part of the ordinary business operations. Decisions regarding the type, amount and eligibility for benefits under employee benefit plans are highly regulated and require a detailed analysis of business and legal factors.

The Proposal seeks to direct how pension increases should be awarded. From time to time GE has granted voluntary pension [*3] increases. In some years, GE has made across-the-board increases. In other years the amount of increase has been determined by length of service and the year of retirement.

The Staff of the Division of Corporate Finance ("Staff") has repeatedly held that proposals relating to the amount and administration of employee benefits are excludable from a company's proxy materials on the ground that they are matters relating to the conduct of ordinary business.

For example, in **General Electric** Company (January 22, 2002), the Staff concurred that a proposal requesting an annual inflation adjustment based on the same percentage formula used to calculate social security benefits dealt with the size and administration of pension benefits, a matter relating to conduct of GE's ordinary business operations --- i.e., employee benefits. Similarly, in Phillip Morris Companies. Inc. (January 23, 2002), the Staff concurred that a proposal requesting the company to retroactively remove reductions to retiree pensions for employees who were involuntarily separated from the company for performance-related reasons and were 40 years of age or greater could be excluded as relating to Phillip Morris's [*4] ordinary business operations (i.e., employee benefits).

See also, **General Electric** Company (January 16, 2002) (proposal to grant a yearly supplement to pensioners based on the level of overfunding could be omitted as relating to "ordinary business operations (i.e., employee benefits)"). Honeywell International Inc. (September 28, 2001) (proposal to remove reductions to retiree pensions excludable because it relates to employee benefits); International Business Machines Corporation (January 2, 2001), (proposal to provide a Medicare supplemental insurance policy for retirees on Medicare excludable as relating to employee benefits).

By seeking to direct how pension increases should be awarded, the Proposal clearly relates to the amount and administration of employee benefits, namely, pension benefits.

For the above reasons, GE respectfully requests the concurrence of the Staff in GE's determination to omit the Proposal from GE's 2003 proxy statement pursuant to Rule 14a-8(i)(7) because it "deals with a matter relating to the company's ordinary business," employee benefits.

* * *

Five additional copies of this letter and the attachments are enclosed pursuant to Rule 14a-8(i)(7) [*5] under the Exchange Act. By copy of this letter, Mr. Lennox is being notified that GE does not intend to include the proposal in its 2003 proxy statement.

We expect to file GE's definitive proxy material with the Securities and Exchange Commission on or about March 7, 2003, the date on which GE currently expects to begin mailing the proxy statement to its share owners. In order to meet printing and distribution requirements, GE intends to start printing the proxy statement on or about February 18, 2002. GE's Annual Meeting is scheduled to be held on April 23, 2003.

If you have any questions, please feel free to call me at (203) 373-2442.

Very truly yours,

Eliza W. Fraser

ATTACHMENT

ROBERT B. LENNOX

11 avenue de Breteuil
75007 Paris, France

Tel. 33-1-44183132
Fax 33-1-44183162

May 15, 2002

REGISTERED WITH RETURN RECEIPT

Mr. Jeffrey Immelt
Chairman and CEO
General Electric Company
3135 Easton Rurnpike
Fairfield, CT 06431

Dear Mr. Immelt:

I like to propose the following shareholder resolution at the next shareholder meeting. I am the owner of 200 shares of General Electric stock held for me by Merrill Lynch.

" Resolved that the Company stop a discriminatory pension increase [*6] policy selecting only certain categories of retired employees as beneficiaries and return to past policies to treat all pensioners equally. The latest increase of three percent was not awarded to all pensioners despite the fact that pension increases are rare and no consideration is given to retirees who left the Company under an older much less favorable pension program. "

Thank you for your attention and appropriate action.

Sincerely yours,

ROBERT B. LENNOX

2001 SEC No-Act. LEXIS 738

Securities Exchange Act of 1934 -- Rule 14a-8(i)(13)

September 28, 2001

CORE TERMS: dividend, shareowner, excludable, proponent, ordinary business, stock, staff, repurchase, annual meeting, proxy, common stock, registrant, investor, specific amount, shareholder, financial, buyback, pay dividends, deadline, enclosed, earnings, omit, cash dividend, open market, continuously, rescheduled, inclusion, ownership, street, intends

[*1] **Honeywell International,** Inc.

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 28, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: **Honeywell International,** Inc.
Incoming letter dated September 20, 2001

The proposal would have Honeywell buyback its shares rather than pay dividends to holders of common stock.

There appears to be some basis for your view that Honeywell may exclude the proposal under rule 14a-8(i)(13). Accordingly, we will not recommend enforcement action to the Commission if Honeywell omits the proposal from its proxy materials in reliance on rule 14a-8(i)(13). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Honeywell relies.

Sincerely,

Jonathan Ingram
Special Counsel

INQUIRY-1: Morgan, Lewis
& Bockius LLP
COUNSELORS AT LAW

1800 M Street, N.W.
Washington, D.C. 20036-5869
202-467-7000
FAX: 202-467-7176

September 20, 2001

HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.

Washington, DC 20549

Re: **Honeywell International,** Inc.: Omission of
Shareowner [*2] Proposal Submitted by Timm S. Heisey

Ladies and Gentlemen:

On behalf of our client, **Honeywell International,** Inc. (the "Company" or "Honeywell"), we have enclosed pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act") five additional copies of this letter, along with a shareowner proposal and statement of support submitted by Timm S. Heisey (the "Proponent") for inclusion in the Company's proxy materials for the 2001 Annual Meeting of Shareowners. The proposal and supporting statement are collectively referred to as the "Proposal."

We respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend any enforcement action to the Securities and Exchange Commission (the "SEC") if the Company omits the Proposal from its 2001 proxy materials. We are sending a copy of this letter to Mr. Heisey as formal notice of Honeywell's intention to exclude the Proposal from its proxy materials.

Resolution: "Whereas the company has continued to pay dividends, I propose that the company buyback its shares with its excess earnings rather than payout dividends to shareholders of common stock."

Background. [*3] As you are probably aware, Honeywell postponed its 2001 Annual Meeting of Shareowners due to the proposed merger with General Electric Company. Now that the European Commission has prohibited the consummation of the merger, Honeywell has rescheduled its 2001 Annual Meeting of Shareowners to December 7, 2001.

As discussed with Martin Dunn, Senior Associate Director (Legal) of the Division of Corporation Finance, and other attorneys in the Division of Corporation Finance, the Company is considering all shareowner proposals that were received by the Company's original deadline for its regularly scheduled annual meeting and all shareowner proposals received on or before September 7, 2001 for inclusion in the Company's proxy materials for its rescheduled 2001 Annual Meeting of Shareowners. We also discussed with the Staff the reasonableness of the Company's September 7, 2001 deadline for proposals, in light of the Company's timing in submitting this and other no-action requests to the Staff sufficiently in advance of the December 7, 2001 meeting date.

As discussed with the Staff and described in a letter to the Proponent dated July 26, 2001 (a copy of which is enclosed), Honeywell informed [*4] the Proponent that, unless it heard otherwise, the Company would treat the Proposal, which was received by the original deadline, as the Proponent's proposal for the rescheduled meeting. The Company also informed the Proponent that it would deem the Proposal to have been received on August 13, 2001.

The Proponent had submitted the Proposal by the original deadline and gave no indication of withdrawal of the Proposal on or before September 7, 2001. Therefore, the Company considers the Proposal to be timely received for consideration for inclusion in its proxy materials.

Reasons for Excluding the Proposal. It is our opinion that this Proposal is excludable for the following reasons:

. The Proponent has failed to provide evidence of Company stock ownership and a statement that he intends to hold his Company shares through the date of the 2001 Annual Meeting of Shareowners in accordance with the provisions of Rules 14a-8(b) and 14a-8(f) under the Exchange Act;

. The Proposal relates to a specific amount of cash dividends and may be excluded under Rule 14a-8(i)(13) under the Exchange Act; and

. The Proposal relates to the conduct of ordinary business operations and may be excluded [*5] under Rule 14a-8(i)(7) under the Exchange Act.

1. The Proponent has failed to provide evidence of ownership and a statement of his intent to hold his shares through the date of the 2001 Annual Meeting of Shareowners.

To be eligible to submit a shareowner proposal to a registrant, a shareowner must comply with the ownership requirements set forth in Rule 14a-8(b). Rule 14a-8(b)(1) requires that a proponent have "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date he or she submits the proposal and continue to hold those securities through the date of the shareowner meeting. Where a shareowner's shares are held in "street name" by a broker, as is the case here, the shareowner must provide to the company verification from the broker that, at the time the proposal was submitted, the shareowner had continuously held the requisite amount of shares for at least one year. The shareowner must also provide to the company a written statement that the shareowner intends to continue to hold the securities through the date of the meeting.

By letter dated August 20, 2001 [*6] (a copy of which is enclosed), Honeywell informed the Proponent of his failure to provide a statement from the record holder of the shares to document the Proponent's assertion that he owns 60 shares of Honeywell stock and to verify that he has continuously owned the requisite shares for at least one year prior to August 13, 2001. In addition, the Company requested that the Proponent provide a written statement that he intends to hold his shares through December 7, 2001, the date of the 2001 Annual Meeting of Shareowners of the Company. The Proponent has not provided this information to the Company within the 14-day period required by Rule 14a-8(f)(1), nor has the Company received such information as of the date hereof. See Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001). Under Rule 14a-8(f)(1), a registrant may exclude a proposal for failing to meet the "intent to hold" requirement and other eligibility or procedural requirements if the registrant notifies the proponent in writing of any deficiency, and the proponent fails to address the deficiency within 14 days of receipt of the registrant's letter. See Division of Corporation Finance: Staff [*7] Legal Bulletin No. 14 (July 13, 2001).

Enclosed is evidence that the Company attempted delivery of its letter of August 20, 2001 to the Proponent by UPS, but that the letter was returned as undeliverable after several attempts by UPS to deliver it to the Proponent. The Company submits that it has made all reasonable attempts to notify the Proponent of the procedural deficiencies. The Company should not be prejudiced in its right to insist upon timely evidence of compliance with procedural requirements by the Proponent's failure to provide an address where mail can be delivered. Therefore, it is our opinion that the Proposal is excludable on procedural grounds pursuant to Rules 14a-8(b) and 14a-8(f).

2. The Proposal relates to a specific amount of cash dividends.

Rule 14a-8(i)(13) states that a registrant may omit a shareowner proposal from its proxy materials if the proposal "relates to specific amounts of cash or stock dividends." In this case, the Proposal would require that a stock repurchase program be substituted for the Company's current practice of paying cash dividends, which, in effect, would reduce Honeywell's current cash dividend to zero and eliminate the Company's [*8] future cash dividends.

The Staff has consistently permitted registrants to exclude similar proposals submitted by Mr. Heisey that relate to the reduction of a company's cash dividends. In Minnesota Mining and Manufacturing Co. (Feb. 10, 2001), Ford Motor Co. (Jan. 24, 2001), and AT&T Corp. (Jan. 2, 2001), Mr. Heisey submitted proposals that are substantially the same as the Proposal that he submitted to Honeywell. The Staff permitted the exclusion of those proposals as relating to a specific amount of cash dividends.

This has long been the Staff's consistent position. See, e.g., Minnesota Mining and Manufacturing Co. (Mar. 6, 2001) (proposal to eliminate cash dividends and use the earnings for expansion and share repurchases excludable as relating to a specific amount of cash dividends); Eastman Chemical Co. (Mar. 8, 2000) (proposal that would have the effect of reducing the company's cash dividend to zero by substituting stock dividends approximating value of cash dividends excludable pursuant to Rule 14a-8(i)(13)); U.S. West, Inc. (Nov. 8, 1999) (proposal to implement stock dividends approximating value of cash dividends excludable under Rule 14a-8(i)(13)). [*9] In National Mine Service Co. (Sept. 3, 1981), the Staff permitted the exclusion of a proposal that requested the company to eliminate all cash dividends for a given fiscal year, stating: "Since the proposal seeks the cessation of all dividend distributions for fiscal year 1982, it is our view that it is excludable under [Rule 14a-8(i)(13)] as a proposal relating to 'specific amounts of cash or stock dividends.'"

Therefore, for the reasons discussed above, it is our opinion that the Proposal is excludable pursuant to Rule 14a-8(i)(13) as relating to a specific amount of cash dividends.

3. The Proposal relates to the conduct of the Company's ordinary business operations.

Rule 14a-8(i)(7) provides that a registrant may omit a shareowner proposal from its proxy materials "if the proposal deals with a matter relating to the company's ordinary business operations." The SEC has stated the policy underlying this provision: "The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide [*10] how to solve such problems at an annual shareholders meeting." See Release No. 34-40018 (June 29, 1998).

The decision whether to repurchase shares of the Company's outstanding stock is an integral part of Honeywell's capital raising, capital management, and financing activities. Determinations relating to the payment of cash dividends are likewise integral to the capital structure of the Company and are directly related to the amount of cash that the Company must retain to sustain and grow its business operations. The timing and amount of cash that the Company reserves for distribution as dividends or uses for the repurchase of its shares also impacts each of the Company's other financial programs and goals. Such decisions must be made by those in management with a high degree of financial expertise upon review of the Company's current and anticipated economic and financial conditions and needs. Shareowners who are dissatisfied with management's direction of the Company's financial policies have the ability to elect a new board of directors pursuant to state law.

The Staff has consistently taken the position that a proposal relating to the terms and conditions of a company's share [*11] repurchase program is a matter that may be excluded pursuant to Rule 14a-8(i)(7). In Food Lion, Inc. (Feb. 22, 1996), the Staff permitted the exclusion of a share repurchase proposal that was directly related to the company's cash dividend program pursuant to Rule 14a-8(i)(7) as an ordinary business operation. In Food Lion, the excluded proposal required the expansion of the company's stock repurchase program and corresponding suspension of the company's cash dividends. See also M&F Worldwide Corp. (Mar. 29, 2000) (proposal requiring special committee of the board of directors to consider and implement actions relating to matters such as the repurchase of shares and cash dividends excludable as relating to the company's ordinary business operations); Ford Motor Co. (Mar. 28, 2000) (proposal to implement a share repurchase program excludable as relating to the company's ordinary business operations); LTV Corp. (Feb. 15, 2000) (proposal to implement a share repurchase program with designated amounts and prices excludable as relating to the company's ordinary business operations); Ford Motor Co. (Mar. 26, 1999) (proposal to amend the company's bylaws to prohibit [*12] the repurchase of shares except under certain circumstances excludable as relating to the company's ordinary business operations); The Clothestime, Inc. (Mar. 13, 1991) (proposal requiring the repurchase of a company's common stock in the open market excludable as relating to the company's ordinary business operations); Chevron Corp. (Feb. 15, 1990) (proposal requiring the repurchase of a company's common stock in the open market excludable as a matter relating to the company's ordinary business operations); Research-Cottrell, Inc. (Dec. 31, 1986) (proposal to repurchase common stock in the open market or block transactions excludable as relating to the company's ordinary business operations).

The Staff has also recognized that matters relating to the cash dividends being paid by a company are a core management function and deal with matters that relate to the conduct of the ordinary business operations of the company. See, e.g., M&F Worldwide Corp. (Mar. 29, 2000) (described above); Lockheed Martin Corp. (Feb. 1, 1999) (proposal to require reinvestment of cash dividends); Food Lion, Inc. (Feb. 22, 1996) (described above). Additionally, the Staff has viewed [*13] shareowner proposals that relate to similar types of corporate financial decisions to be excludable pursuant to Rule 14a-8(i)(7) as related to the company's ordinary business operations. See, e.g., Colgate-Palmolive Co. (Feb. 16, 1983) (proposal requiring redemption of preferred stock); Pan American World Airways, Inc. (Feb. 15, 1983) (proposal related to redemption of convertible debentures); Florida Power & Light Co. (Jan. 18, 1983) (determination of means to reduce dilution of equity and earnings).

Therefore, for the reasons discussed above, it is our opinion that the Proposal is excludable pursuant to Rule 14a-8(i)(7) as relating to the conduct of the Company's ordinary business.

* * *

We would very much appreciate a response from the Staff on this no-action request as soon as practicable, but in all events before October 26, 2001, so that the Company can meet its printing and mailing schedule for the 2001 Annual Meeting of Shareowners. If you have any questions or require additional information concerning this matter, please call me at 202.467.7255. Thank you.

Very truly yours,

George G. Yearsich

ATTACHMENT

4810 Springridge Rd, Apt 234
Enid, OK 73703
[*14] heisey22£excite.com
21 July 2000

To: Vice President and Corporate Secretary, Honeywell

I have been impressed with your management of our company for many years now. As a shareholder of 60 (street held) shares, I would like to make the following proposal.

Whereas the company has continued to pay dividends, I propose that the company buyback its shares with its excess earnings rather than payout dividends to shareholders of common stock.

I support the proposal with the following statements:

1. Investors are taxed at a higher rate on dividends compared to long term capital gains taxes.

2. A stock buyback is a increase in the demand of its shares which will cause shares to appreciate in value.

3. Without dividends checks to send to investors, the company will reduce labor, paper, printing, and postage costs (Disney has moved to an annual dividend to cut expenses).

4. The company will possess more shares with which to better position itself financially. It will be able to use the shares it has to increase research and development, acquire additional assets, hire talented officers, defend itself from hostile takeovers.

5. Investors hold shares with the company because they [*15] believe it will give them a positive rate of return. They should continue to trust that the company will use the increased amount of stock to increase its profits and better position itself against competition.

6. Many companies, most notably Microsoft, have eliminated dividends on their common stock. They are able to benefit from the capital gains by owning more shares and they attract long term investors who are focused on capital gains.

7. Most tax efficient mutual funds avoid companies that pay dividends. These mutual funds possess large amounts of cash which they influence the stock prices of companies they have holdings in.

8. Stock buybacks increase trading activity and decrease the bid/ask spread for the investor.

Since many stock valuation models depend upon dividend rates, this proposal will require tradition evaluators to use an alternative method. People who depend upon the dividends for income will not find this proposal beneficial.

I encourage you to vote "YES" on this proposal. This proposal will benefit the investor and the company.

Very truly yours,

Timm S. Heisey
Ensign, U.S. Navy

2001 SEC No-Act. LEXIS 6

Securities Exchange Act of 1934 -- Rule 14a-8(i)(7)

January 2, 2001

CORE TERMS: retiree, stockholder, ordinary business, coverage, proxy, supplemental, retirement, staff, retired employees, annual meeting, shareholder, pension, enforcement action, properly excluded, health care, grievance, omission, personal benefit, pension benefits, issues relating, reinstate, retired, adjust, stock, retirement benefits, financial benefit, health insurance, noted earlier, recommended, excludable

[*1] **International Business Machines** Corporation

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 2, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: **International Business Machines** Corporation
Incoming letter dated November 13, 2000

The proposal relates to IBM providing a Medicare supplemental insurance policy for IBM retirees on Medicare.

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(i)(7), as relating to IBM's ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which IBM relies.

Sincerely,

Jonathan Ingram
Attorney-Advisor

INQUIRY-1: IBM

New Orchard Road

Armonk, NY 10504

November 13, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Subject: Shareholder Proposal of Walter G. Haney and Madge K. Haney

Ladies and [*2] Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this request letter together with a stockholder proposal (the "Proposal"), attached as Exhibit A hereto, which was submitted to the **International Business Machines** Corporation (the "Company" or "IBM") by Mr. Walter G. Haney & Madge K. Haney (each a "Proponent" and collectively, the "Proponents"). Mr. Haney is an IBM retiree. In pertinent part, their Proposal is that "IBM provide a Medicare supplemental policy free for retired employees on Medicare." IBM believes that the Proposal can be properly omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 24, 2001 (the "2001 Annual Meeting") for the reasons discussed below.

To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

I. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(7) AS RELATING TO THE CONDUCT OF THE ORDINARY BUSINESS OPERATIONS OF IBM.

The Company believes that the Proposal may be omitted from the [*3] Company's proxy materials for the 2001 Annual Meeting pursuant to the provisions of Rule 14a-8(i)(7) because it deals with matters relating to the conduct of the ordinary business operations of the Company.

Mr. Haney, as an IBM retiree, on behalf of himself and Madge G. Haney, who holds IBM stock in joint name with Mr. Haney, has noted his dissatisfaction with IBM's health care coverage for retirees; in particular that the Company expects IBM retirees on Medicare like himself to pay for a portion of their own medical insurance coverage. The Proponent suggests that IBM completely fund the cost of the health care premiums not covered by Medicare. This is a matter falling squarely within the Company's ordinary business operations.

The general design and administration by the Company of its employee benefit plans, such as the Company's employee and retiree medical plans, including the type and amount of benefits to be covered and paid out thereunder to retirees of the Company such as the Proponent, is an activity which is part of the ordinary business operations of the Company. The Commission has long recognized that proposals concerning the scope of health care benefit coverage, co-payment [*4] amounts, and other types of benefit decisions for the general employee/retiree population relate to the ordinary business operations of a corporation, and the staff has consistently concurred in the omission under Rule 14a-8(i)(7) of similar proposals regarding employee retirement, health, medical and other benefits. **International Business Machines** Corporation (December 30, 1999) (proposal to adjust defined benefit plan to mitigate the impact of increases in the cost of living for retired employees excluded under Rule 14a-8(i)(7)); Bell Atlantic Corporation (October 18, 1999) (proposal to increase retirement benefits for retired management employees); Burlington Industries, Inc. (October 18, 1999) (proposal to adopt new retiree health insurance plan offering HMO's and covering retirees that were forced out and to reinstate dental benefits for certain retirees); Lucent Technologies, Inc. (October 4, 1999) (proposal to increase "vested pension" benefits); **International Business Machines** Corporation (January 15, 1999) (proposal seeking to change scope of Company's medical benefits plan coverage provisions); General Electric Company (January 28, 1997) (very similar [*5] proposal by a retired GE employee to adjust the pension of retirees to reflect the increase in inflation); Allied Signal Inc. (November 22, 1995) (retirement benefits); American Telephone and Telegraph Company (December 15, 1992) (pension and medical benefits); Minnesota Mining and Manufacturing Company (February 6, 1991) (employee health and welfare plan selection); General Motors Corporation (January 25, 1991) (scope of health care coverage); and Procter & Gamble Co. (June 13, 1990) (prescription drug plan).

For many years, IBM has provided health, retirement, and other plan benefits to its employees and retirees, and such benefits have been modified over the years to meet the changing needs of the Company as well as its employees and retirees, all in the ordinary course of the Company's business. In past years, for example, medical coverage was provided without additional charge to the employee or retiree. Recognizing the cost of such benefits, and the need for the employee to share responsibility for such costs, the Company modified its medical plans a few years ago to require employees and retirees to contribute financially toward such benefits. The [*6] instant Proposal, while acknowledging higher operating costs in today's economy, seeks to have the Company provide a free Medicare supplemental policy to retired Company employees on Medicare. Aside from the fact that this Proposal also clearly fails under Rule 14a-8(i)(4), see argument II, infra, this type of Proposal is not a proper subject for stockholder review under Rule 14a-8(i)(7), as the determination of the type and amount of benefits available under the Company's medical plans has consistently been administered by the Company as part of its ordinary business operations. Since this type of proposal directly addresses the Company's ordinary business operations, it should be excluded under Rule 14a-8(i)(7). See Allied Signal, Inc.

(November 22, 1995) (proposal to increase pension benefits for retired employees excluded under former Rule 14a-8(c)(7)); see generally Mobil Corporation (January 26, 1993) (policies with respect to downsizing activities); **International Business Machines** Corporation (February 19, 1992) (employee benefits relating to medical plans); Consolidated Edison Company (February 13, 1992) (general compensation issues relating to amendment [*7] of existing pension benefits); General Electric Company (February 13, 1992) (general compensation issues relating to increase in pension benefits); and NYNEX (February 13, 1992) (general compensation issues relating to standardization of medical and other benefits). Therefore, upon the basis of these consistent precedents by the staff of the SEC with regard to the subject matter of the Proposal, the Company requests that no enforcement action be recommended to the Commission if it excludes the Proposal on the basis of Rule 14a-8(i)(7).

II. THE PROPOSAL MAY ALSO BE OMITTED UNDER RULE 14a-8(i)(4) AS A PERSONAL BENEFIT APPLICABLE TO THE PROPONENT AND CERTAIN OTHER IBM RETIREES WHICH IS NOT SHARED WITH OTHER STOCKHOLDERS AT LARGE.

In addition to Rule 14a-8(i)(7), Rule 14a-8(i)(4) permits exclusion of the Proposal inasmuch as it relates to the redress of a personal claim or grievance against the Company and is designed to result in a benefit to the Proponent or to further a personal interest, which is not shared with other stockholders at large.

As noted earlier, the Proponent is a retiree of the Company, and he now seeks for the Company to provide a free Medicare supplemental [*8] policy to him and other retired employees on Medicare. It is clear that if the Proposal were to be implemented, the Proponent and certain other IBM retirees on Medicare would glean a direct and immediate financial benefit. As noted earlier, the Company believes that the Proposal is otherwise fully excludable under Rule 14a-8(i)(7), as it relates to the Corporation's ordinary business operations. In addition, however, this Proposal is excludable under Rule 14a-8(i)(4), as the Proponent seeks a clear personal benefit that will accrue specifically to him and certain other IBM retirees, but not to shareholders at large.

The Commission long ago established that the purpose of a stockholder proposal process is "to place stockholders in a position to bring before their fellow stockholders matters of concern to them as stockholders in such corporation...." Release 34-3638 (January 3, 1945) (Exchange Act Regulation 241.3638). The purpose of Rule 14a-8(i)(4) is to allow registrants to exclude proposals that involve disputes that are not of interest to stockholders in general. The provision was originally developed "because the Commission does not believe that an issuer's proxy materials are [*9] a proper forum for airing personal claims or grievances." Release 34-12999 (November 22, 1976).

As it is clear the Proposal would provide direct personal benefit to the Proponent, it is just as clear that the Proposal would not be of benefit to IBM shareholders at large. This is because the Proponent is requesting, for himself and for other Medicare eligible retirees who hold a small percentage of the total IBM stock outstanding, a financial benefit which cannot be shared with the overwhelming majority of IBM stockholders at large who are not similarly situated. The Commission has consistently taken the position that Rule 14a-8 is intended to provide a means for shareholders to communicate on matters of interest to them as shareholders, and not to further personal interests. See Release No. 34-19135 (October 14, 1982). While paragraph (i)(7) of Rule 14a-8 provides an independent substantive basis for omission of this Proposal, paragraph (i)(4) of this rule, and its predecessor, Rule 14a-8(c)(4), have been cited by companies, just as consistently, as an alternate basis for omitting proposals seeking to increase or otherwise adjust the amount of health or retirement benefits such [*10] as the one requested here. In many of the cases that we have reviewed, the staff has concluded that such proposals related to the ordinary conduct of the registrant's business and therefore the staff did not find it necessary to address the personal grievance exclusion as an alternative basis. See e.g., **International Business Machines** Corporation (January 13, 1993); American Telephone and Telegraph Company (December 15, 1992). Since the Company believes that Rule 14a-8(i)(4) provides an equally adequate basis in this particular case for omitting this Proposal from our proxy materials for the 2001 meeting, we request that no enforcement action be recommended if we exclude the Proposal on the basis of Rule 14a-8(i)(4). See **International Business Machines** Corporation (January 6, 1995) (proposal to reinstate health benefits properly excluded by staff under former Rule 14a-8(c)(4)); Lockheed Corporation (April 25, 1994 and March 10, 1994) (proposal to reinstate sick leave benefits properly excluded under former Rule 14a-8(c)(4)); **International Business Machines** Corporation (January 25, 1994) (proposal to increase retirement plan benefits properly excluded under former [*11] Rule 14a-8(c)(4)); and General Electric Company (January 25, 1994) (proposal to increase pension benefits properly excluded under former Rule 14a-8(c)(4)). See also Tri-Continental Corporation (February 24, 1993) (former Rule 14a-8(c)(4) utilized by staff to exclude proposal seeking registrant to assist the Proponent in a lawsuit against former employer); Caterpillar Tractor Company (December 16, 1983) (former employee's proposal for a disability pension properly excluded as personal grievance).

In summary, for the reasons and on the basis of the authorities cited above, IBM respectfully requests your advice that you will not recommend any enforcement action to the Commission if the Proposal is omitted from IBM's proxy materials for our upcoming Annual Meeting. We are sending the Proponents a copy of this submission, thus advising them of our intent to exclude the Proposal from the proxy materials for our Annual Meeting. If there are any questions relating to this submission, please do not hesitate to contact me at 914-499-6148. Thank you for your attention and interest in this matter.

Very truly yours,

Stuart S. Moskowitz
Senior Counsel

EXHIBIT A

Proposal: [*12] Provide Medicare Supplemental Insurance for retirees on Medicare. submitted by Walter G, Haney & Madge K Haney JT TEN, holders of 788 shares of IBM Stock

IBM employees, whose retirement was based on the lower salaries prior to 1990, have had one 6% increase in their retirement checks. Now they are expected to pay part of the medical expenses that they expected would be provided free. It is unjust that retirees, on a fixed deflated income, should be required to help IBM pay for the higher operating costs, salaries and bonuses in the present economy.

Primary health insurance coverage for retirees over 65 is Medicare That pays 80% of medical expenses allowed by Medicare, leaving 20% to be paid by the patient. This is the same amount that the IBM policy covers. Thus there is no charge against the IBM policy. I propose that IBM provide a Medicare supplemental policy free for retired employees on Medicare. It would cost more, but would partially pay for itself with reduced paperwork. It would also compensate for the deflated income.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 15, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 16, 2003

The proposal requests that the company initiate a review and report on certain pension plan-related matters.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(7), as relating to GE's ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if GE excludes the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Keir Devon Gumbs
Special Counsel